                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2001


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F    X        Form 40-F
                              -----                 -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes               No    X
                           -----             -----


         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________]


                          -----------------------------



This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation
                     (Registration Statement No. 333-13160)

                               DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS


1. Interim Report to Stockholders for the three and nine month periods ended September 30, 2001

2. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of September 30, 2001 and for the three and nine month periods ended September 30, 2001 and 2000

                           FORWARD-LOOKING INFORMATION

    This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                                 DAIMLERCHRYSLER




                                 INTERIM REPORT

                                     Q3 2001

CONTENTS


Business Review                                       3
Mercedes-Benz Passenger Cars & smart                  5
Chrysler Group                                        6
Commercial Vehicles                                   7
Services                                              8
Other                                                 9
Analysis of the Financial Situation                  11
Consolidated Financial Statements                    15
Disclosure Schedule                                  19


DAIMLERCHRYSLER                                     Q3 01        Q3 01         Q3 00      % change
Amounts in millions                               US $ 1)       [EURO]        [EURO]
--------------------------------------------------------------------------------------------------------
REVENUES                                           32,743       35,985        37,161            -3 2)
European Union                                      9,633       10,587        12,119           -13
    Germany                                         4,182        4,596         7,022           -35
USA                                                17,638       19,385        18,973            +2
Other Markets                                       5,472        6,013         6,069            -1
EMPLOYEES (SEP. 30)                                            378,591       440,287           -14
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT        1,555        1,709         2,459           -31
CASH PROVIDED BY OPERATING ACTIVITIES                 934        1,027         3,133           -67
OPERATING PROFIT                                    1,267        1,392         3,462           -60
OPERATING PROFIT ADJUSTED 3)                          606          666           540           +23
NET INCOME                                            821          902         3,014           -70
    Per Share (in US $/[EURO])                       0.82         0.90          3.01           -70
NET INCOME ADJUSTED 3)                                258          284           327           -13
    Per Share adjusted 3) (in US $/[EURO])           0.26         0.28          0.33           -15
--------------------------------------------------------------------------------------------------------

1) Rate of exchange:[EURO]1 = US $ 0.9099 (based on the noon buying rate on September 28, 2001).
2)  A 2% increase after adjusting for changes in the consolidated group.
3)  Excluding one-time effects.

                      REVENUES 1)            OPERATING PROFIT 2)            NET INCOME 2)           EARNINGS PER SHARE 2)
                 in billions of [EURO]      in billions of [EURO]       in billions of [EURO]            in [EURO]
                  2000          2001          2000         2001          2000          2001          2000          2001
--------------------------------------------------------------------------------------------------------------------------
Q1                38.9          35.5          2.5          (0.6)          1.7          (0.4)         1.69        (0.37)
Q2                40.4          41.5          2.6           0.7           1.7           0.5          1.74         0.53
Q3                35.3          36.0          0.5           0.7           0.3           0.3          0.33         0.28
Q4                40.5             -         (0.4)            -          (0.3)            -         (0.29)           -

1)  Adjusted for changes in the consolidated group
2)  Excluding one-time effects

DAIMLERCHRYSLER                                                Q1-3 01      Q1-3 01       Q1-3 00      % change
Amounts in millions                                            US $ 1)       [EURO]        [EURO]
---------------------------------------------------------------------------------------------------------------------
REVENUES                                                       102,786      112,964       121,862            -7 2)
European Union                                                  30,251       33,246        37,933           -12
    Germany                                                     14,413       15,840        19,340           -18
USA                                                             54,852       60,283        63,958            -6
Other Markets                                                   17,683       19,435        19,971            -3
EMPLOYEES (SEP. 30)                                                         378,591       440,287           -14
INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT                     6,132        6,739         7,632           -12
CASH PROVIDED BY OPERATING ACTIVITIES                           10,845       11,919        14,175           -16
OPERATING PROFIT (LOSS)                                         (1,296)      (1,424)        8,540             .
OPERATING PROFIT ADJUSTED 3)                                       711          781         5,618           -86
NET INCOME (LOSS)                                                 (659)        (724)        6,467             .
    Per Share (in US $/[EURO])                                   (0.66)       (0.72)         6.45             .
NET INCOME ADJUSTED 3)                                             406          446         3,768           -88
    Per Share adjusted 3) (in US $/[EURO])                        0.40         0.44          3.76           -88
---------------------------------------------------------------------------------------------------------------------

1) Rate of exchange:[EURO]1 = US $ 0.9099 (based on the noon buying rate on September 28, 2001).
2)  A 1% decrease after adjusting for changes in the consolidated group.
3)  Excluding one-time effects.

BUSINESS REVIEW


OPERATING PROFIT PERFORMANCE EXCEEDS OUR PLANS AND LAST YEAR'S RESULT


o OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS ROSE BY 23% TO [EURO]0.7 BILLION (Q3 2000: [EURO]0.5 BILLION) REFLECTING A STRONG PERFORMANCE AT MERCEDES-BENZ PASSENGER CARS & SMART AND IMPROVED PERFORMANCE AT CHRYSLER GROUP

o OPERATING PROFIT INCLUDING ONE-TIME EFFECTS WAS [EURO]1.4 BILLION (Q3 2000: [EURO]3.5 BILLION), REFLECTING PRIMARILY OUR SHARE OF A ONE-TIME GAIN OF [EURO]0.7 BILLION AT EADS RELATED TO THE FORMATION OF AIRBUS SAS

o        NET INCOME EXCLUDING ONE-TIME EFFECTS OF [EURO]0.3 BILLION (Q3 2000:
         [EURO]0.3 BILLION); EARNINGS PER SHARE OF [EURO]0.28 (Q3 2000:
         [EURO]0.33)

o ADJUSTED FOR CHANGES IN THE CONSOLIDATED GROUP, REVENUES WERE 2% HIGHER AT [EURO]36 BILLION

o        MANY NEW PRODUCTS WERE PRESENTED OR LAUNCHED DURING THE PERIOD:
         MERCEDES-BENZ SL ROADSTER, DODGE RAM PICKUP TRUCK, VANEO COMPACT VAN AND AXOR SEMI-TRAILER TRUCK

o        OPERATING PROFIT IN THE SERVICES DIVISION ABOVE PRIOR YEAR'S LEVEL

o DUE TO THE CHANGED ECONOMIC CIRCUMSTANCES FOLLOWING SEPTEMBER 11 IT HAS BECOME MORE DIFFICULT TO ACCURATELY ASSESS FUTURE EARNINGS TRENDS. NEVERTHELESS, IN 2001 DAIMLERCHRYSLER STILL AIMS TO ACHIEVE AN OPERATING PROFIT THAT WILL BE AROUND THE LOWER END OF THE TARGETED RANGE OF [EURO]1.2 TO [EURO]1.7 BILLION, EXCLUDING ONE-TIME EFFECTS


EARNINGS ABOVE PRIOR YEAR

o In the third quarter of 2001, DaimlerChrysler achieved an operating profit excluding one-time effects of [EURO]0.7 billion (Q3 2000:
         [EURO]0.5 billion), surpassing our expectations. Due to typical seasonal fluctuations in the automotive business, profits were lower than in the second quarter, as we had already stated in July. An additional negative impact occurred at the end of the quarter due to customers deferring their purchases as a result of the events of September 11.

o Including one-time effects, operating profit amounted to [EURO]1.4 billion. One-time effects of [EURO]0.7 billion principally include the Group's proportionate share of a one-time gain that arose at EADS in connection with the formation of Airbus SAS.

o The Mercedes-Benz Passenger Car & smart division continued its positive trend in the third quarter and increased its operating profit by 9% to [EURO]0.8 billion.

o Chrysler Group exceeded expectations, reporting an operating loss of [EURO]267 million, an improvement over the third quarter of last year. The turnaround plan led to substantially higher cost savings than had been planned and to efficiency improvements, which together were more than sufficient to offset any declines in unit sales and revenues. This accomplished our new strategy of improving profits instead of increasing market share at any price.

o The Commercial Vehicles division achieved an operating profit of [EURO]18 million, lower than in the prior year due primarily to the market decline for heavy trucks in North America and the weaker demand in Western Europe.

o The Services division's earnings trend continued to be impacted by the difficult market environment in the United States. Nonetheless, operating profit excluding one-time effects improved to [EURO]140 million (Q3 2000: [EURO]75 million).

o The MTU Aero Engines business unit and our at-equity consolidated stakes in EADS and TEMIC all made positive contributions to DaimlerChrysler's operating profit. The contribution to earnings from Mitsubishi Motors was negative, as expected.

o        Net income amounted to [EURO]0.9 billion in the third quarter (Q3 2000:
         [EURO]3.0 billion). Excluding one-time effects net income was [EURO]0.3 billion, 13% lower than in the prior year. Earnings per share were [EURO]0.90 (Q3 2000: [EURO]3.01), excluding one-time effects the figure was [EURO]0.28 (Q3 2000: [EURO]0.33).


DECLINING UNIT SALES, PARTICULARLY IN NORTH AMERICA

o In the third quarter, DaimlerChrysler sold 1.0 million vehicles worldwide (Q3 2000: 1.0 million).

o Unit sales by the Mercedes-Benz Passenger Cars & smart division increased by 10% to 302,200 vehicles, due to strong demand for the C-Class versions as well as for the

         A-Class. On the other hand, Chrysler Group did not equal the prior year's unit sales (-6%) as a result of the general market decline in the United States. The significant global fall in the demand for trucks, particularly in the United States, led to lower unit sales by the Commercial Vehicles division (-6%).

o DaimlerChrysler's revenues declined by 3% to [EURO]36.0 billion in the third quarter. Adjusted for changes in the consolidated Group (elimination of revenues of DaimlerChrysler Aerospace, debis Systemhaus, Adtranz and TEMIC), revenues increased by 2%. The Mercedes-Benz Passenger Cars & smart and the Commercial Vehicles divisions increased their revenues by 10% and 6%, respectively, while a decrease in revenues was generated by Chrysler Group (-4%).


TURNAROUND PLANS RESULT IN WORKFORCE REDUCTIONS

o At the end of the third quarter, 378,591 people were employed by DaimlerChrysler worldwide (end of Q3 2000: 440,287). Adjusted for changes in the consolidated Group, the total DaimlerChrysler workforce decreased by 6%.

o Significant personnel reductions in the context of the turnaround plans were implemented at Chrysler Group and Freightliner. They were partially offset by recruitment within the Mercedes-Benz Passenger Cars & smart division, resulting in its workforce growing.


OUTLOOK

o DaimlerChrysler anticipates revenues of more than [EURO]145 billion for full-year 2001. The revenue trend will be affected by the decline in demand that has been perceptible since September 11. Nevertheless, after adjusting for changes in the consolidated Group, DaimlerChrysler anticipates a slight increase in total revenues in 2001 compared with the prior year.

o Despite the more difficult market conditions, Mercedes-Benz Passenger Cars & smart division still expects to surpass last year's high figures for unit sales, revenues and operating profit. In particular positive stimulus is anticipated from sales of the new Mercedes-Benz SL and from the M-Class facelift.

o Chrysler Group has made strong progress in reducing costs and improving efficiency, and is confident that it will be able to continue this development. Despite difficult automotive markets, particularly in the United States, we believe the Chrysler Group should be able to achieve its 2001 earnings target (an operating loss of [EURO]2.2-2.6 billion, excluding one-time effects).

o Following a significant reduction in demand in the United States, Argentina and Turkey, the Commercial Vehicles division now expects demand in Western Europe to weaken. Freightliner has launched a turnaround plan that should deliver annual savings at an operating level of US $850 million by 2004. In 2001, Freightliner will be a substantial drain on earnings at Commercial Vehicles. Despite the deteriorating economic climate, the Commercial Vehicle Division still expects to achieve a slightly positive operating profit excluding one-time effects in 2001.

o At DaimlerChrysler Services the difficult market environment in the United States is expected to affect profitability in the leasing and financing business. Revenues adjusted for the deconsolidation of debis Systemhaus will be similar to last year, while earnings will be lower.

o Mitsubishi Motors continues to expect to break even during its current financial year, which ends on March 31, 2002. Despite the difficulties faced by the airline industry following the terrorist attacks EADS is maintaining its goal of achieving significant increases in revenues and earnings.

o Following the terrorist attacks in the United States and the uncertainties that they have created, it has become more difficult to forecast developments for the automotive industries for the rest of the year, particularly in the United States, but also in DaimlerChrysler's other important markets. DaimlerChrysler is currently operating against the backdrop of changed economic circumstances and changed assumptions. Nevertheless, for the year 2001 DaimlerChrysler still aims to achieve an operating profit excluding one-time effects that will be around the lower end of the [EURO]1.2 to [EURO]1.7 billion range announced in February.

Share Price Index
(as of January 2, 2001)

                                                            MSCI Automobiles
                        DaimlerChrysler         DAX              Index
January 2, 2001                     100         100                     100
January 31, 2001                    115         108                     108
February 28, 2001                   120          99                     110
March 30, 2001                      114          93                     107
April 30, 2001                      127         100                     110
May 31, 2001                        122          97                     109
June 29, 2001                       122          96                     110
July 31, 2001                       128          93                     110
August 31, 2001                     108          82                      98
September 28, 2001                   74          68                      79
October 15, 2001                     85          72                      85

MERCEDES-BENZ PASSENGER CARS & SMART


o        FURTHER INCREASE IN UNIT SALES, REVENUES AND EARNINGS

o        C-CLASS AND A-CLASS SALES INCREASE

o        ENTHUSIASTIC RECEPTION OF NEW SL-CLASS


Amounts in millions                     Q3 01         Q3 01         Q3 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          734           807           816            -1
Operating Profit adjusted                 734           807           743            +9
Revenues                               10,573        11,620        10,528           +10
Unit Sales                                          302,225       275,349           +10
Production                                          309,491       276,944           +12
Employees (Sep. 30)                                 103,773       100,923            +3
----------------------------------------------------------------------------------------

Unit Sales                             Q3 01         Q3 00      % change
--------------------------------------------------------------------------
Total                                 302,225       275,349           +10
  Western Europe                      207,271       195,767            +6
    Germany                           112,419       115,053            -2
  USA                                  51,584        43,257           +19
  Japan                                11,680         6,948           +68
  Other markets                        31,690        29,377            +8
--------------------------------------------------------------------------

FURTHER INCREASE IN OPERATING PROFIT

o The Mercedes-Benz Passenger Cars & smart division increased unit sales by 10% to 302,200 vehicles. Revenues also rose by 10% to [EURO]11.6 billion. Despite expenditures on the launch of the SL and a shift in sales from the E-Class to the C-Class for lifecycle reasons, operating profit increased by 9% over the prior year (excluding one-time effects) to [EURO]807 million.


GROWTH IN UNIT SALES FOR MERCEDES-BENZ

o Unit sales of Mercedes-Benz cars increased by 11% to a new record of 276,600 vehicles. Unit sales of smart cars amounted to 25,600, the same level as in the prior year.

o A particularly strong rise occured in unit sales for the C-Class family, now comprising sedans, station wagons and sport coupes (104,500 units, +62%).

o In the United States, Mercedes-Benz achieved a very positive 19% growth in unit sales to 51,600 vehicles. In Japan, due primarily to the strong demand for the various versions of the new C-Class, the division increased its unit sales by 68% to nearly 11,700 vehicles.


NEW SL-CLASS ROUNDS OFF FIRST PRODUCT OFFENSIVE

o Mercedes-Benz now has one of the youngest model ranges in the premium class (excluding G-Class), with an average age of only 2.6 years.

o With the SL-Class, Mercedes-Benz once again demonstrated its leadership in innovation. After a very positive sales start in August, the SL will become available in most other European countries from October. The new Mercedes-Benz production system makes it possible for production volumes to increase much faster than before, so that by the end of this year 7,000 and next year 30,000 new SL roadsters will be delivered to our customers.

o Preparations for our second product offensive are proceeding as planned. In this phase we intend to achieve further profitable growth through the targeted extension of our product families.


OUTLOOK

o Despite the more difficult market conditions particularly in the United States, we still expect that in full-year 2001 our figures for unit sales, revenues and operating profit should surpass the results of the previous year.

o We anticipate positive impetus from the launch of the smart in additional markets and from the right-hand-drive version, which is now available. The revised version of the M-Class should also boost unit sales.

Amounts in millions                   Q1-3 01       Q1-3 01       Q1-3 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                        2,090         2,297         2,160            +6
Operating Profit adjusted               2,099         2,307         2,087           +11
Revenues                               32,111        35,291        31,835           +11
Unit Sales                                          922,520       845,439            +9
Production                                          958,358       856,781           +12
Employees (Sep. 30)                                 103,773       100,923            +3
----------------------------------------------------------------------------------------

Unit Sales                            Q1-3 01       Q1-3 00      % change
--------------------------------------------------------------------------
Total                                 922,520       845,439            +9
  Western Europe                      632,797       582,240            +9
    Germany                           325,366       321,738            +1
  USA                                 158,292       150,649            +5
  Japan                                34,992        28,323           +24
  Other markets                        96,439        84,227           +14
--------------------------------------------------------------------------

CHRYSLER GROUP


o OPERATING LOSS OF[EURO]267 MILLION IMPROVED OVER THE PRIOR YEAR, TURNAROUND PROGRESS BETTER THAN PLANNED

o        UNIT SALES DOWN 6% COMPARED WITH THIRD QUARTER OF 2000

o        SUCCESSFUL LAUNCH OF DODGE RAM 1500 PICKUP TRUCK


Amounts in millions                     Q3 01         Q3 01         Q3 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit (Loss)                  (243)         (267)         (579)          +54
Revenues                               13,273        14,587        15,217            -4
Unit Sales (Shipments)                              587,008       623,031            -6
Production                                          574,096       599,356            -4
Employees (Sep. 30)                                 107,817       125,048           -14
----------------------------------------------------------------------------------------

Unit Sales                             Q3 01         Q3 00      % change
--------------------------------------------------------------------------
Total                                 587,008       623,031            -6
  NAFTA                               544,054       582,481            -7
    USA                               469,506       521,599           -10
  Other markets                        42,954        40,550            +6
--------------------------------------------------------------------------

IMPROVED PERFORMANCE

o Chrysler Group unit sales (factory shipments) of 587,000 vehicles in the third quarter were 6% below the prior year due to the softening US market and the launch of the new Dodge Ram 1500 pickup.

o US retail sales of 502,000 vehicles were also lower than the same period of last year (-19%), partially due to aggressive sales incentives which boosted sales of the old-model minivans in the prior year. The new Jeep Liberty, in its first full quarter, has taken the sales lead in its "hot" segment.

o Revenues of [EURO]14.6 billion were 4% lower than in the prior year, primarily due to reduced shipments.

o Chrysler Group's operating loss decreased to [EURO]267 million (Q3 2000: [EURO]579 million). This better result was due primarily to the improved cost situation compared to our target figures, as well as to efficiency improvements at Chrysler Group, which more than offset lower unit sales. Our new strategy is to focus on improving profits, rather than increasing our market share at any price.


NEW DERIVATIVES ANNOUNCED FOR 2002

o The all-new Dodge Ram 1500 pickup was launched successfully in North America in August.

o Chrysler Group announced several new derivatives for the 2002 model year, including the Grand Cherokee Overland, the Dodge Durango SXT, the Chrysler 300 M Special and the limited-edition PT Dream Cruiser. In addition, the decision was made to produce the Crossfire car starting in 2003.

o Within the framework of a new pricing strategy, Chrysler Group reduced the prices of model-year 2002 vehicles by an average of 0.9% or $199. This strategy also includes two new value-priced minivan versions, the "eL" and "eC" models.


OUTLOOK

o Despite the terrorist attacks of September 11th and their effects on the world economy and automotive markets, Chrysler Group will probably be able to achieve the announced earnings target for 2001 (operating loss excluding one-time effects of between [EURO]2.2 billion and [EURO]2.6 billion) announced in February 2001.

Amounts in millions                  Q1-3 01       Q1-3 01       Q1-3 00      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit (Loss)                (4,463)       (4,905)        1,937             .
Operating Profit (Loss) adj.           (1,660)       (1,824)        1,937             .
Revenues                               42,265        46,450        52,226           -11
Unit Sales (Shipments)                            2,068,899     2,397,736           -14
Production                                        2,031,633     2,361,903           -14
Employees (Sep. 30)                                 107,817       125,048           -14
----------------------------------------------------------------------------------------

Unit Sales                           Q1-3 01       Q1-3 00       % change
--------------------------------------------------------------------------
Total                               2,068,899     2,397,736           -14
  NAFTA                             1,932,060     2,258,244           -14
    USA                             1,666,966     1,969,330           -15
  Other markets                       136,839       139,492            -2
--------------------------------------------------------------------------

COMMERCIAL VEHICLES


o        UNIT SALES 6% BELOW PRIOR YEAR DUE TO WEAKNESS OF DEMAND FOR TRUCKS
         WORLDWIDE

o        OPERATING PROFIT LOWER THAN PRIOR YEAR'S LEVEL

o FAR-REACHING RESTRUCTURING AND PROFITABILITY-IMPROVING PROGRAM ANNOUNCED FOR FREIGHTLINER


Amounts in millions                     Q3 01         Q3 01         Q3 00      % change
                                         US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                           16            18           315           -94
Revenues                                6,476         7,117         6,742            +6
Unit Sales                                          118,968       126,388            -6
Production                                          119,331       130,428            -9
Employees (Sep. 30)                                  98,170        97,169            +1
----------------------------------------------------------------------------------------

Unit Sales                             Q3 01         Q3 00      % change
--------------------------------------------------------------------------
Total                                 118,968       126,388            -6
  Western Europe                       65,084        64,424            +1
    Germany                            25,391        27,499            -8
  USA                                  23,238        26,207           -11
  South America                        11,214        13,398           -16
  Other markets                        19,432        22,359           -13
--------------------------------------------------------------------------


WEAKER DEMAND FOR TRUCKS WORLDWIDE

o Unit sales of the Commercial Vehicles division declined by 6% in the third quarter to 119,000 vehicles. Revenues were 6% higher at [EURO]7.1 billion. Due to developments at Freightliner, operating profit of [EURO]18 million was below the prior year's level.

o Due to the weak North American market, unit sales of Freightliner fell by 19% to 25,100 vehicles. Unit sales of Mercedes-Benz trucks also dropped by 15%, due not only to the weak markets of Argentina and Turkey, but also to declining demand in Western Europe.

o On the other hand, the Mercedes-Benz Vans and MB/Setra Buses & Coaches business units succeeded in increasing their unit sales by 4% and 12%, respectively.


TURNAROUND PLAN ANNOUNCED FOR FREIGHTLINER

o On October 12, Freightliner announced a four-point turnaround plan designed to achieve sustained improvements in profitability.

o The new savings program comprises four main elements: material-cost savings, production-cost savings, overhead reductions and improvements to the existing business model. Its target is to deliver annual savings at an operating level of $850 million by 2004.

o With these measures Freightliner plans to return to breakeven towards the end of 2002. A slight operating profit is anticipated in 2003, and the business expects sustainable returns above the cost of capital in 2004 and thereafter.


ATTRACTIVE PRODUCT RANGE FURTHER EXPANDED

o The MB Trucks business unit recently further expanded its product range with the addition of the Axor semi-trailer truck, which is positioned between the Actros and the Atego.

o In September, the new Vaneo compact van was presented at the Frankfurt Motor Show, with production beginning a few days later.

o The Setra Top Class 400 long-distance bus that was presented in the first quarter received the award of "Coach of the Year 2002."


OUTLOOK

o The restructuring of Freightliner will have a major impact on Commercial Vehicles' near term operating profit. Nevertheless, the division anticipates a positive operating profit for the full year (excluding one-time effects).

o In the hard hit markets of the United States, Turkey and Argentina, we do not anticipate an improvement in the short term. World demand for trucks is expected to weaken further.


Amounts in millions                  Q1-3 01       Q1-3 01       Q1-3 00      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit (Loss)                   (22)          (24)          979             .
Operating Profit adjusted                   6             7           979           -99
Revenues                               19,084        20,974        21,414            -2
Unit Sales                                          366,117       407,704           -10
Production                                          379,076       423,064           -10
Employees (Sep. 30)                                  98,170        97,169            +1
----------------------------------------------------------------------------------------

Unit Sales                           Q1-3 01       Q1-3 00      % change
--------------------------------------------------------------------------
Total                                 366,117       407,704           -10
  Western Europe                      202,311       201,352            +0
    Germany                            75,396        79,703            -5
  USA                                  70,117       106,751           -34
  South America                        33,817        38,483           -12
  Other markets                        59,872        61,118            -2
--------------------------------------------------------------------------

SERVICES


o        OPERATING PROFIT ABOVE PRIOR YEAR'S LEVEL AT [EURO]140 MILLION

o        FURTHER MEASURES TAKEN TO IMPROVE PROFITABILITY

o        STRONGER CONCENTRATION ON SALES SUPPORT FOR DAIMLERCHRYSLER GROUP
         VEHICLES

Amounts in millions                       Q3 01        Q3 01         Q3 00       % change
                                           US $       [EURO]        [EURO]
------------------------------------------------------------------------------------------
Operating Profit (Loss)                      127          140          (424)            .
Operating Profit adjusted                    127          140            75           +87
Revenues                                   3,736        4,106         4,826           -15
Contract Volume                          115,508      126,946       128,358            -1
New Business                              11,612       12,762        14,476           -12
Employees (Sep. 30)                                     9,768        30,933           -68
------------------------------------------------------------------------------------------


RESTRICTED GROWTH, HIGHER OPERATING PROFIT

o In the third quarter, DaimlerChrysler Services achieved revenues of [EURO]4.1 billion. Adjusted for IT Services, which was included in the prior year, business volume slightly increased.

o Operating profit was higher than in the prior year (excluding one-time effects) at [EURO]140 million (Q3 2000: [EURO]75 million). Improved refinancing conditions were more than sufficient to offset continuing pressure on earnings in North America, a function of losses arising from the sale of ex-lease vehicles and also credit losses in connection with Chrysler and Freightliner vehicles.

o Total contract volume was about the same as at the end of the period last year at [EURO]126.9 billion, with North America accounting for a 72% share of the portfolio. As expected, total new business declined in the third quarter by 12% to [EURO]12.8 billion.

o In Germany, the Fleet Management unit concluded its 100,000th contract, which means that worldwide we now manage about 250,000 vehicles.

MEASURES TAKEN TO IMPROVE PROFITABILITY

o Within the framework of our project to strategically refocus the division and improve profitability, we combined the administrative functions of the financial-services companies in several countries with those of the Group's sales companies.

o In North America, our new marketing strategy for used vehicles was introduced. The goal is to avoid, or at least reduce, losses from the sale of these vehicles.

EXPANDED ACTIVITIES

o Our recently established financial-services company in Greece started business. DaimlerChrysler Services has now expanded its presence in the eastern Mediterranean.

OUTLOOK

o The Services division's revenues for the year 2001, adjusted for IT Services, is expected to be around the same level as last year. As we anticipated, due to the pressure on margins DaimlerChrysler Services' operating profit excluding one-time effects will be lower than in the prior year.

Amounts in millions                  Q1-3 01       Q1-3 01       Q1-3 00      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit (Loss)                   621           682            (9)            .
Operating Profit adjusted                 355           390           490           -20
Revenues                               11,355        12,479        13,367            -7
Contract Volume                       115,508       126,946       128,358            -1
New Business                           36,864        40,514        43,747            -7
Employees (Sep. 30)                                   9,768        30,933           -68
----------------------------------------------------------------------------------------

OTHER


Amounts in millions                    Q3 01         Q3 01         Q3 00      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          751           825         3,336           -75
Operating Profit (Loss) adj.               90            99           (12)            .
----------------------------------------------------------------------------------------


Amounts in millions                  Q1-3 01       Q1-3 01       Q1-3 00      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Operating Profit                          668           734         3,524           -79
Operating Profit adj.                      99           109           176           -38
----------------------------------------------------------------------------------------

The Other segment mainly comprises the MTU Aero Engines business unit and the Group's minority ownership interest in TEMIC, EADS and Mitsubishi Motors. It also includes our corporate research and real-estate activities, as well as the holding and finance companies.


MTU AERO ENGINES

Amounts in millions                    Q3 01         Q3 01         Q3 00      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Revenues                                  523           575           494           +16
Incoming Orders                           459           504           529            -5
Employees (Sep. 30)                                   7,757         7,073           +10
----------------------------------------------------------------------------------------

CONTINUED GROWTH

o In the third quarter of 2001, the MTU Aero Engines business unit increased its revenues by 16% to [EURO]575 million. Most of the company's revenues are generated by the sale and maintenance of civil aviation engines and gas turbines.

o While incoming orders for military engines were higher than in the prior year, orders for civil engines did not equal those in the third quarter of last year. Nevertheless, total incoming orders of [EURO]504 million were only slightly lower than the prior year's high level.


OUTLOOK

o Despite the negative impact on the engines market, MTU Aero Engines expects increases in both revenues and earnings for full-year 2001. Following the terrorist attacks in the United States, incoming orders will weaken in the fourth quarter, particularly in the maintenance and spare-parts business.


Amounts in millions                  Q1-3 01       Q1-3 01       Q1-3 00      % change
                                        US $        [EURO]        [EURO]
----------------------------------------------------------------------------------------
Revenues                                1,712         1,881         1,522           +24
Incoming Orders                         1,641         1,803         1,752            +3
Employees (Sep. 30)                                   7,757         7,073           +10
----------------------------------------------------------------------------------------

EADS

STRONG EARNINGS GROWTH AT EADS

o In the first half of the year, EADS increased its profit before interest and taxes by 38% to [EURO]0.8 billion, while its revenues expanded at a similar rate. Its order backlog grew to [EURO]185 billion and is thus the largest in the aerospace and defense industry worldwide.

o Due to the more difficult market conditions since the terrorist attacks in the United States, Airbus has decided to defer its planned increase in production capacity. The company still expects to deliver a total of 320 aircraft for full-year 2001. In the third quarter, Airbus delivered 74 aircraft to its customers and in the first nine months of the year 236 (Q1-3 2000: 218). At the end of September, Airbus had firm orders for nearly 1,700 aircraft, which is equivalent to a market share of 54%. The development of the Airbus A380 is proceeding as planned.

o In September, the governments of Finland, Norway and Sweden announced their decision to place an order with an EADS subsidiary, Eurocopter, for 52 of its NH90 transport and navy helicopters (plus 17 options) worth around [EURO]0.7 billion. The Australian government has decided to order 22 of Eurocopter's Tiger combat helicopters.

o The Polish government has placed an order with EADS for eight military transport aircraft of the type C-295, worth more than US $200 million.


OUTLOOK

o For full-year 2001, EADS expects a 20% increase in revenues and a 15% improvement in EBIT compared to the prior year.


MITSUBISHI MOTORS CORPORATION

COST-REDUCTION PROGRAM ON TRACK

o As expected, Mitsubishi Motors' worldwide unit sales declined in the third quarter of this year.

o However, in August Mitsubishi Motors achieved a new sales record in the United States of 28,300 vehicles (+3%), despite the generally difficult market.

o Mitsubishi Motors continued to progress as planned with its measures to reduce material costs and fixed costs, the major elements of its restructuring program.

o In the area of personnel reductions the company is proceeding more rapidly than had been anticipated. As a result of the early-retirement plan, nearly 1,400 employees left the company in September. Workforce reductions of 6,000 to date are well above the target set of 4,050 by September.


OUTLOOK

o In the second half of its financial year, Mitsubishi Motors expects a significant revival of unit sales in Japan, particularly due to the launch of the EK mini-car.

o The workforce-reduction program will continue to be implemented. By the end of the financial year on March 31, 2002, nearly 7,000 jobs are expected to be eliminated out of the 9,500 that are to be cut by March 2004.

o Despite the impact of the terrorist attacks on the world economy, Mitsubishi Motors still expects to reach breakeven for the 2001 financial year.

ANALYSIS OF THE FINANCIAL SITUATION

o OPERATING PROFIT ADJUSTED TO EXCLUDE ONE-TIME EFFECTS HIGHER COMPARED TO THIRD QUARTER 2000

o EARNINGS CONTINUE TO BE IMPACTED BY INTENSE COMPETITION AND DECLINING SALES IN NORTH AMERICA

OPERATING PROFIT (LOSS) BY SEGMENTS
                                                   Q3  01  Q3  01   Q3  00     Q1-3 01  Q1-3 01   Q1-3 00
IN MILLIONS                                          US $  [EURO]   [EURO]        US $   [EURO]    [EURO]
---------------------------------------------------------------------------   ---------------------------
Mercedes-Benz Passenger Cars & smart                  734     807      816       2,090    2,297    2,160
Chrysler Group                                       (243)   (267)    (579)     (4,463)  (4,905)   1,937
Commercial Vehicles                                    16      18      315         (22)     (24)     979
Services                                              127     140     (424)        621      682       (9)
Other                                                 751     825    3,336         668      734    3,524
Eliminations                                         (118)   (131)      (2)       (190)    (208)     (51)
---------------------------------------------------------------------------   ---------------------------
DAIMLERCHRYSLER GROUP                               1,267   1,392    3,462      (1,296)  (1,424)   8,540
---------------------------------------------------------------------------   ---------------------------
ADJUSTED TO EXCLUDE ONE-TIME EFFECTS                  606     666      540         711      781    5,618
---------------------------------------------------------------------------   ---------------------------

OPERATING RESULT IN THE THIRD QUARTER HIGHER COMPARED TO THE PRIOR YEAR, EARNINGS CONTINUE TO BE IMPACTED BY INTENSE COMPETITION IN NORTH AMERICA

o DaimlerChrysler posted an operating profit of [EURO]1.4 billion for the third quarter of 2001, compared with [EURO]3.5 billion in the prior year. The results of both periods were substantially influenced by one-time effects. A positive impact on the third quarter of this year ([EURO]0.7 billion) arose from the Group's proportionate share of the one-time gain at EADS in connection with the formation of Airbus SAS partially offset by a restructuring charge from Mitsubishi Motors. The third quarter of last year included one-time effects of [EURO]2.9 billion, comprised of an extraordinary gain from the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares in EADS and from a dilution of our equity interest in Ballard, as well as an impairment charge recorded for the residual values of lease vehicles.

o Operating profit of [EURO]0.7 billion for the third quarter of 2001 adjusted to exclude one-time effects was higher compared to the prior year's result. This result reflects the continuation of the difficult competitive situation in North America, which had a particularly strong impact on Chrysler Group and the Commercial Vehicles segments.

o For the first nine months of 2001, DaimlerChrysler recorded an operating loss of [EURO]1.4 billion, compared with an operating profit of [EURO]8.5 billion in 2000. The results of both periods were influenced by one-time effects. After excluding the one-time charges at Chrysler Group and Mitsubishi Motors, as well as the one-time gains from the sale of debitel and TEMIC shares and in connection with EADS as previously discussed, the result for the first nine months of 2001 amounted to [EURO]0.8 billion and was [EURO]4.8 billion below the adjusted operating profit for the same period of the prior year.

RECONCILIATION TO OPERATING PROFIT (LOSS)
                                                   Q3  01  Q3  01   Q3  00     Q1-3 01  Q1-3 01   Q1-3 00
IN MILLIONS                                          US $  [EURO]   [EURO]        US $   [EURO]    [EURO]
---------------------------------------------------------------------------   ---------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME                 665     731      236      (1,530)  (1,681)   5,501
+    Pensions, postretirement and other benefit      (107)   (118)     (94)       (306)    (336)    (186)
     expenses other than service cost
+    Operating income from affiliated,                691     759       27         340      374       60
     associated and related companies
+    Gains on disposal of businesses                    -       -    3,342         266      292    3,342
+    Miscellaneous                                     18      20      (49)        (66)     (73)    (177)
---------------------------------------------------------------------------   ---------------------------
OPERATING PROFIT (LOSS)                             1,267   1,392    3,462      (1,296)  (1,424)   8,540
---------------------------------------------------------------------------   ---------------------------

OPERATING PROFIT ADJUSTED TO EXCLUDE ONE-TIME EFFECTS FOR MERCEDES-BENZ PASSENGER CARS & SMART HIGHER THAN THE THIRD QUARTER 2000

o The operating profit of the Mercedes-Benz Passenger Car & smart segment for the third quarter 2001 amounted to [EURO]0.8 billion, which was unchanged from the prior period. The operating profit of the prior year included a gain from the dilution of the Group's equity interest in Ballard ([EURO]0.1 billion).

o Despite the expenses for the market introduction of the new SL and a shift in sales due to life-cycle changes from the E- to the C-Class, operating profit improved by [EURO]0.1 billion compared to the adjusted operating profit of 2000. The third quarter operating result of smart in 2001 developed according to plan.

OPERATING RESULTS OF CHRYSLER GROUP IMPROVED FROM THIRD QUARTER 2000

o The third quarter 2001 operating loss was [EURO]0.3 billion, compared with a third quarter 2000 operating loss of [EURO]0.6 billion. The improvement in operating results compared to the prior year was the result of cost reduction and other actions taken as part of the turnaround plan along with lower incentive costs, partially offset by lower factory unit sales and an unfavorable shift in product mix. High incentive costs continued in the third quarter of 2001, but were lower compared to the prior year when aggressive incentive programs were initiated in the third quarter of 2000 to reduce dealer inventory levels. Substantial competitive pressures in the North American market and a softening of vehicle industry sales contributed to a decrease in unit sales and a decline in market share.

NORTH AMERICAN COMMERCIAL VEHICLES MARKET STILL AFFECTING OPERATING PROFIT

o The Commercial Vehicles segment broke even in the third quarter, after recording an operating profit of [EURO]0.3 billion in the same period of last year.

         The main reason for this reduction in earnings was the collapse of the market for commercial vehicles in North America, which led to significant price cuts for new and used vehicles and a 19% drop in sales for the Freightliner, Sterling and Thomas Built Buses business unit.

         The operating result of the Commercial Vehicles segment was also negatively affected by the slump in demand due to the economic crises in Turkey and Argentina and the generally lower demand for commercial vehicles in Western Europe.

o The MTU/Diesel engines business unit - previously included in the Other segment - is reported within the new Powersystems business unit as part of the Commercial Vehicles segment since the beginning of 2001. The respective prior year's results have been reclassified in order to achieve comparability.

OPERATING PROFIT ADJUSTED TO EXCLUDE ONE-TIME
EFFECTS
                                                   Q3  01  Q3  01   Q3  00     Q1-3 01  Q1-3 01   Q1-3 00
IN MILLIONS                                          US $  [EURO]   [EURO]        US $   [EURO]    [EURO]
---------------------------------------------------------------------------   ---------------------------
Industrial Business                                   497     546      463         378      415    5,197
Financial Services                                    109     120       77         333      366      421
---------------------------------------------------------------------------   ---------------------------
DAIMLERCHRYSLER GROUP                                 606     666      540         711      781    5,618
---------------------------------------------------------------------------   ---------------------------

POSITIVE OPERATING PROFIT DEVELOPMENT AT SERVICES

o The Services segment achieved an operating profit of [EURO]0.1 billion in the third quarter of 2001. The operating loss of the prior year ([EURO]0.4 billion) included an impairment charge of [EURO]0.5 billion on the carrying values of lease vehicles.

o Excluding this one-time effect in the prior year, operating profit in the third quarter of 2001 was higher than in the prior year. Despite the continuing pressure on earnings in North America, in particular due to losses on the sale of used vehicles and credit losses in connection with Chrysler and Freightliner vehicles, improved refinancing conditions had a positive effect on operating profit. In addition, the prior year result of the Services segment includes the entire earnings of IT Services, which has been accounted for in 2001 using the equity method.

OPERATING PROFIT DEVELOPMENTS IN THE OTHER SEGMENT

o Since the beginning of 2001, the former Aerospace division consisting of EADS (included at equity) and the fully consolidated MTU Aero Engines business unit is reported within the Other segment. The respective prior year's results have been reclassified accordingly.

o The operating profit achieved by the Other segment of [EURO]0.8 billion includes ([EURO]0.7 billion) the Group's proportionate share of the one-time gain arising at EADS in connection with the formation of Airbus SAS as well as a restructuring charge from Mitsubishi Motors. The third quarter of 2000 included an one-time gain of [EURO]3.3 billion as a result of the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for shares in EADS. Due to differing opinions between DaimlerChrysler and Bombardier regarding possible adjustments to the final sales price, no gain has been recognized from the sale of the Rail Systems business unit.

o Excluding the aforementioned one-time gain, the operating result of the Other segment was positive in the third quarter of 2001 and higher compared to the prior year. The positive contribution from EADS, which primarily resulted from the increase in Airbus deliveries, could compensate the Group's share of the loss at Mitsubishi Motors.

POSITIVE NET INCOME IN THE THIRD QUARTER, FINANCIAL INCOME AFFECTED BY THE FORMATION OF AIRBUS SAS

o Financial income increased in the third quarter by [EURO]0.5 billion to [EURO]0.4 billion, primarily due to the gain in connection with EADS as previously discussed. Financial income was reduced, however, by higher interest expense from increased debt in the industrial business and the Group's share of the loss at Mitsubishi Motors. The operating results from affiliated, associated and related companies shown in financial income were allocated to operating profit.

o Third-quarter income before taxes was [EURO]1.2 billion compared with [EURO]0.1 billion in the prior year. Adjusted to exclude one-time effects, income before taxes was [EURO]0.6 billion (Q3 2000: [EURO]0.5 billion).

o In the first nine months of the year, the Group reported a loss before income taxes of [EURO]1.4 billion (2000: [EURO]5.7 billion income before taxes). Adjusted to exclude one-time effects, the Group showed an income before taxes of [EURO]0.8 billion (2000: [EURO]6.1 billion).

o Net income and earnings per share in the third quarter amounted to [EURO]0.9 billion and [EURO]0.90 respectively (Q3 2000: [EURO]3.0 billion and [EURO]3.01); adjusted to exclude one-time effects the Group reported a net income of [EURO]0.3 billion and earnings per share of [EURO]0.28 (Q3 2000: [EURO]0.3 billion and [EURO]0.33).

         Net loss and loss per share amounted to [EURO]0.7 billion and [EURO]0.72, respectively, for the first nine months (2000: [EURO]6.5 billion net income and [EURO]6.45 earnings per share). After adjusting to exclude the one-time effects, net income was [EURO]0.4 billion and earnings per share totalled [EURO]0.44 (2000: [EURO]3.8 billion and [EURO]3.76).

BALANCE SHEET AFFECTED BY FINANCIAL SERVICES AND EARNINGS DEVELOPMENTS

o Total assets increased by [EURO]7.6 billion to [EURO]206.8 billion primarily due to the continued growth of the leasing and sales financing business and a stronger US dollar compared with December 31, 2000.

o The Group's stockholders' equity declined from [EURO]42.4 billion to [EURO]38.5 billion in the first nine months of 2001 due in part to the net loss of the Group. The equity ratio fell accordingly by 1.5 percentage points to 18.6%. For the industrial business, the decline of the equity ratio to 26.4% (December 31, 2000: 31.2%) resulted from the net loss and a capital increase at Financial Services. These effects reduced the equity of the industrial business.

STATEMENT OF CASH FLOWS IMPACTED BY FINANCIAL SERVICES BUSINESS

o The decrease in cash provided by operating activities from [EURO]14.2 billion to [EURO]11.9 billion was primarily caused by a decline in cash-effective operating results in the industrial business.

o The substantial decrease in cash used by investing activities to [EURO]13.2 billion (January through September 2000: [EURO]33.0 billion) was primarily a result of lower net increases in receivables from financial services and equipment on operating leases, which were caused by an intentionally slower expansion of the financial services business. Additionally, cash used by investing activities was affected by net dispositions (January through September 2000: net acquisitions) from the sale of securities.

o Due to reduced growth in the leasing and sales financing business, cash provided by financing activities also decreased from [EURO]14.1 billion to [EURO]3.6 billion.

o Cash and cash equivalents with an original maturity of three months or less increased from [EURO]7.1 billion to [EURO]9.4 billion in the first nine months of this year. Total liquidity, which also includes long-term investments and securities, reported only a small increase from [EURO]12.5 billion to [EURO]12.7 billion as a result of transfers from securities to cash and cash equivalents.


            --------------------------------------------------------

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for Chrysler Group, Freightliner and Mitsubishi Motors promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) Q 3

                                                             CONSOLIDATED            INDUSTRIAL BUSINESS      FINANCIAL SERVICES
                                               ------------------------------------------------------------------------------------
                                               Q3 2001      Q3 2001      Q3 2000      Q3 2001      Q3 2000      Q3 2001    Q3 2000
(in millions)                                        $       [EURO]       [EURO]       [EURO]       [EURO]       [EURO]     [EURO]
                                               ------------------------------------------------------------------------------------
Revenues ...................................    32,743       35,985       37,161       31,878       33,164        4,107      3,997
Cost of sales ..............................   (26,967)     (29,637)     (31,237)     (25,959)     (27,116)      (3,678)    (4,121)
                                               ------------------------------------------------------------------------------------
GROSS MARGIN ...............................     5,776        6,348        5,924        5,919        6,048          429       (124)
Selling, administrative and other expenses .    (3,875)      (4,258)      (4,384)      (3,924)      (4,033)        (334)      (351)
Research and development ...................    (1,326)      (1,457)      (1,506)      (1,457)      (1,506)           -          -
Other income ...............................        90           98          202           94          161            4         41
Turnaround plan expenses - Chrysler Group ..         -            -            -            -            -            -          -
                                               ------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......       665          731          236          632          670           99       (434)
Financial income (expense), net ............       407          447         (109)         440         (112)           7          3
                                               ------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES ..........     1,072        1,178          127        1,072          558          106       (431)
Income taxes ...............................      (256)        (281)         (54)        (303)        (249)          22        195
Minority interests .........................         5            5          (25)           5          (24)           -         (1)
                                               ------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
PRINCIPLE ..................................       821          902           48          774          285          128       (237)
Extraordinary item: Gains on disposals of
businesses, net of taxes ...................         -            -        3,065            -        3,065            -          -
Cumulative effect of a change in accounting
principle: transition adjustment resulting
from adoption of EITF 99-20, net of taxes ..         -            -          (99)           -            -            -        (99)
                                               ------------------------------------------------------------------------------------
NET INCOME (LOSS) ..........................       821          902        3,014          774        3,350          128       (336)
                                               ====================================================================================

EARNINGS PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
Basic earnings per share
    Income before extraordinary item and
    cumulative effect of a change in
    accounting principle ...................      0.82         0.90         0.05            -            -            -          -
    Extraordinary item .....................         -            -         3.06            -            -            -          -
    Cumulative effect of a change in
    accounting principle ...................         -            -        (0.10)           -            -            -          -
                                               ------------------------------------------------------------------------------------
  Net income ...............................      0.82         0.90         3.01            -            -            -          -
                                               ====================================================================================
Diluted earnings per share
    Income before extraordinary item and
    cumulative effect of a change in
    accounting principle ...................      0.82         0.90         0.05            -            -            -          -
    Extraordinary item .....................         -            -         3.02            -            -            -          -
    Cumulative effect of a change in
    accounting principle ...................         -            -        (0.10)           -            -            -          -
                                               ------------------------------------------------------------------------------------
  Net income ...............................      0.82         0.90         2.97            -            -            -          -
                                               ====================================================================================

CONSOLIDATED STATEMENTS OF INCOME (LOSS) Q 1-3

                                                             CONSOLIDATED             INDUSTRIAL BUSINESS     FINANCIAL SERVICES
                                               ----------------------------------------------------------------------------------
                                                    Q 1-3       Q 1-3       Q 1-3       Q 1-3       Q 1-3       Q 1-3      Q 1-3
(in millions)                                        2001        2001        2000        2001        2000        2001       2000
                                                        $      [EURO]      [EURO]      [EURO]      [EURO]      [EURO]     [EURO]
                                               ----------------------------------------------------------------------------------
Revenues ...................................      102,786     112,964     121,862     100,484     110,898      12,480     10,964
Cost of sales ..............................      (86,120)    (94,648)    (99,725)    (83,448)    (89,502)    (11,200)   (10,223)
                                               ----------------------------------------------------------------------------------
GROSS MARGIN ...............................       16,666      18,316      22,137      17,036      21,396       1,280        741
Selling, administrative and other expenses .      (12,033)    (13,224)    (12,969)    (12,251)    (12,033)       (973)      (936)
Research and development ...................       (4,001)     (4,397)     (4,525)     (4,397)     (4,525)          -          -
Other income ...............................          610         671         858         637         772          34         86
Turnaround plan expenses - Chrysler Group ..       (2,772)     (3,047)          -      (3,047)          -           -          -
                                               ----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE FINANCIAL INCOME ......       (1,530)     (1,681)      5,501      (2,022)      5,610         341       (109)
Financial income, net ......................          278         306         227         291         220          15          7
                                               ----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES ..........       (1,252)     (1,375)      5,728      (1,731)      5,830         356       (102)
Income taxes ...............................          581         638      (2,216)        627      (2,327)         11        111
Minority interests .........................           12          13         (23)         14         (22)        (1)        (1)
                                               ----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING
PRINCIPLES .................................         (659)       (724)      3,489      (1,090)      3,481         366          8
Extraordinary item: Gains on disposals of
businesses, net of taxes ...................            -           -       3,065           -       3,065           -          -
Cumulative effects of changes in accounting
principles: transition adjustments
resulting from adoption of SFAS 133 and
EITF 99-20, net of taxes ...................            -           -         (87)          -          10           -        (97)
                                               ----------------------------------------------------------------------------------
NET INCOME (LOSS) ..........................         (659)       (724)      6,467      (1,090)      6,556         366        (89)
                                               ==================================================================================

EARNINGS (LOSS) PER SHARE (IN $ AND [EURO],
RESPECTIVELY)
Basic earnings (loss) per share
    Income (loss) before extraordinary item
    and cumulative effects of changes in
    accounting principles ..................        (0.66)      (0.72)       3.48           -           -           -          -
    Extraordinary item .....................            -           -        3.06           -           -           -          -
    Cumulative effects of changes in
    accounting principles ..................            -           -       (0.09)          -           -           -          -
                                               ----------------------------------------------------------------------------------
  Net income (loss) ........................        (0.66)      (0.72)       6.45           -           -           -          -
                                               ==================================================================================
Diluted earnings (loss) per share
    Income (loss) before extraordinary item and
    cumulative effects of changes in accounting
    principles .............................        (0.66)      (0.72)       3.46           -           -           -          -
    Extraordinary item .....................            -           -        3.02           -           -           -          -
    Cumulative effects of changes in
    accounting principles ..................            -           -       (0.09)          -           -           -          -
                                               ----------------------------------------------------------------------------------
  Net income (loss) ........................        (0.66)      (0.72)       6.39           -           -           -          -
                                               ==================================================================================

CONSOLIDATED BALANCE SHEETS

                                                   CONSOLIDATED            INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                          --------------------------------------------------------------------------
                                           Sep. 30,   Sep. 30,   Dec. 31,   Sep. 30,  Dec. 31,  Sep. 30,    Dec. 31,
                                               2001       2001      2000       2001      2000      2001        2000
(in millions)                                     $     [EURO]     [EURO]     [EURO]    [EURO]    [EURO]      [EURO]
                                          --------------------------------------------------------------------------
ASSETS
Intangible assets .....................       2,480      2,726     3,113      2,524     2,907        202        206
Property, plant and equipment, net ....      36,757     40,397    40,145     40,307    40,043         90        102
Investments and long-term financial
assets ................................      10,389     11,418    12,107     10,392    10,967      1,026      1,140
Equipment on operating leases, net ....      32,558     35,781    33,714      3,810     3,047     31,971     30,667
                                          --------------------------------------------------------------------------
FIXED ASSETS ..........................      82,184     90,322    89,079     57,033    56,964     33,289     32,115
                                          --------------------------------------------------------------------------
Inventories ...........................      16,551     18,190    16,283     16,858    15,333      1,332        950
Trade receivables .....................       6,351      6,980     7,995      6,601     7,617        379        378
Receivables from financial services ...      47,159     51,829    48,673         26        30     51,803     48,643
Other receivables .....................      14,384     15,808    14,396      7,306     6,414      8,502      7,982
Securities ............................       3,009      3,307     5,378      2,694     4,195        613      1,183
Cash and cash equivalents .............       8,581      9,431     7,127      8,728     6,445        703        682
                                          --------------------------------------------------------------------------
NON-FIXED ASSETS ......................      96,035    105,545    99,852     42,213    40,034     63,332     59,818
                                          --------------------------------------------------------------------------
DEFERRED TAXES ........................       2,570      2,825     2,436      2,748     2,350         77         86
                                          --------------------------------------------------------------------------
PREPAID EXPENSES ......................       7,414      8,147     7,907      8,030     7,782        117        125
                                          --------------------------------------------------------------------------
TOTAL ASSETS ..........................     188,203    206,839   199,274    110,024   107,130     96,815     92,144
                                          ==========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Capital stock .........................       2,374      2,609     2,609
Additional paid-in capital ............       6,630      7,286     7,286
Retained earnings .....................      24,002     26,379    29,461
Accumulated other comprehensive income        2,052      2,255     3,053
Treasury stock ........................           -          -         -
                                          --------------------------------------------------------------------------
STOCKHOLDERS' EQUITY ..................      35,058     38,529    42,409     29,032    35,825      9,497      6,584
                                          --------------------------------------------------------------------------
MINORITY INTERESTS ....................         407        447       519        433       506         14         13
                                          --------------------------------------------------------------------------
ACCRUED LIABILITIES ...................      34,614     38,042    36,441     37,282    35,772        760        669
                                          --------------------------------------------------------------------------
Financial liabilities .................      83,386     91,643    84,783     16,594     9,508     75,049     75,275
Trade liabilities .....................      14,370     15,793    15,257     15,532    14,875        261        382
Other liabilities .....................       9,044      9,940     9,621      7,161     7,068      2,779      2,553
                                          --------------------------------------------------------------------------
LIABILITIES ...........................     106,800    117,376   109,661     39,287    31,451     78,089     78,210
                                          --------------------------------------------------------------------------
DEFERRED TAXES ........................       5,218      5,735     5,480     (1,386)     (639)     7,121      6,119
                                          --------------------------------------------------------------------------
DEFERRED INCOME .......................       6,106      6,710     4,764      5,376     4,215      1,334        549
                                          --------------------------------------------------------------------------
TOTAL LIABILITIES .....................     153,145    168,310   156,865     80,992    71,305     87,318     85,560
                                          --------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS'
EQUITY ................................     188,203    206,839   199,274    110,024   107,130     96,815     92,144
                                          ==========================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                            CONSOLIDATED           INDUSTRIAL BUSINESS   FINANCIAL SERVICES
                                                   ------------------------------------------------------------------------
                                                       Q 1-3     Q 1-3      Q 1-3     Q 1-3      Q 1-3     Q 1-3     Q 1-3
(in millions)                                           2001      2001       2000      2001       2000      2001      2000
                                                           $     [EURO]     [EURO]    [EURO]     [EURO]    [EURO]    [EURO]
                                                   ------------------------------------------------------------------------

Net income (loss) .............................         (659)     (724)     6,467    (1,089)     6,556       365       (89)
Income (loss) applicable to minority interests           (12)      (13)        23       (14)        22         1         1
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
  Gains on disposals of businesses ............         (469)     (515)    (2,980)     (509)    (2,980)      (6)         -
  Depreciation and amortization of equipment on
  operating leases.............................        4,764     5,236      4,697       242        117     4,994     4,580
  Depreciation and amortization of fixed assets        4,654     5,115      5,280     5,054      5,229        61        51
  Change in deferred taxes ....................         (582)     (640)     1,613    (1,550)       954       910       659
  Equity (income) loss from associated companies          58        64        (31)       77        (66)      (13)       35
  Cumulative effects of changes in accounting
  principles ..................................            -         -         87         -        (10)        -        97
  Change in financial instruments .............         (465)     (511)      (545)     (438)      (541)      (73)       (4)
  (Gains) losses on disposals of fixed
  assets/securities ...........................         (564)     (620)      (400)     (619)      (399)       (1)       (1)
  Change in trading securities ................           68        75         50        82         50        (7)        -
  Change in accrued liabilities ...............        1,181     1,298       (443)    1,233       (399)       65       (44)
  Turnaround plan expenses - Chrysler Group ...        2,772     3,047          -     3,047          -         -         -
  Turnaround plan payments - Chrysler Group ...         (220)     (242)         -      (242)         -         -         -
  Changes in other operating assets and
  liabilities:
    - inventories, net ........................       (2,287)   (2,514)    (1,854)   (2,263)    (1,751)     (251)     (103)
    - trade receivables .......................            2         2       (881)       (4)      (897)        6        16
    - trade liabilities .......................        1,025     1,126      1,321     1,249      1,331      (123)      (10)
    - other assets and liabilities ............        1,579     1,735      1,771       149      1,498     1,586       273
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES .........       10,845    11,919     14,175     4,405      8,714     7,514     5,461
                                                   ------------------------------------------------------------------------

Purchases of fixed assets:
   - Increase in equipment on operating leases       (12,784)  (14,050)   (14,852)   (3,249)    (2,866)  (10,801)  (11,986)
   - Purchases of property, plant and equipment       (6,132)   (6,739)    (7,632)   (6,698)    (7,604)      (41)      (28)
   - Purchases of other fixed assets ..........         (225)     (247)      (343)     (187)      (310)      (60)      (33)
Proceeds from disposals of equipment on
operating leases...............................        7,710     8,473      6,551     3,598      2,863     4,875     3,688
Proceeds from disposals of fixed assets........          442       486        321       434        300        52        21
Payments for investments in businesses ........         (632)     (695)    (1,815)     (677)    (1,716)      (18)      (99)
Proceeds from disposals of businesses .........        1,059     1,164         98     1,012         85       152        13
Change in cash from exchange of business.......            -         -     (2,283)        -     (2,283)        -         -
(Increase) decrease in receivables from
financial services, net .......................       (3,053)   (3,355)   (11,946)      226       (204)   (3,581)  (11,742)
(Acquisition) disposition of securities
(other than trading), net .....................        1,638     1,800     (1,894)    1,167     (1,304)      633      (590)
Change in other cash ..........................          (13)      (14)       798       153        557      (167)      241
                                                   ------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES ............      (11,990)  (13,177)   (32,997)   (4,221)   (12,482)   (8,956)  (20,515)
                                                   ------------------------------------------------------------------------

Change in financial liabilities (including
amounts for commercial paper borrowings, net of
[EURO](12,984) ($(11,814)) and [EURO]2,394
in 2001 and 2000, respectively) ...............        5,427     5,964     16,415     4,523      1,588     1,441    14,827
Dividends paid (incl. profit transferred from
subsidiaries)..................................       (2,153)   (2,366)    (2,372)   (2,362)    (2,371)       (4)       (1)
Proceeds from issuance of capital stock (incl.
minority interests)............................           45        49         86        30        (96)       19       182
Purchase of treasury stock.....................          (43)      (47)       (76)      (47)       (76)        -         -
                                                   ------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES       3,276     3,600     14,053     2,144       (955)    1,456    15,008
                                                   ------------------------------------------------------------------------

Effect of foreign exchange rate changes on cash
and cash equivalents (maturing within 3 months)          (23)      (25)       593       (32)       523         7        70
                                                   ------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS (MATURING WITHIN 3 MONTHS) ........        2,108     2,317     (4,176)    2,296     (4,200)       21        24
                                                   ------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3
MONTHS)
  AT BEGINNING OF PERIOD ......................        6,444     7,082      8,761     6,400      7,859       682       902
                                                   ------------------------------------------------------------------------
  AT END OF PERIOD ............................        8,552     9,399      4,585     8,696      3,659       703       926
                                                   ========================================================================

FINANCIAL DIARY
2002

Annual Results Press Conference
Analysts' and Investors' Conference
February 20, 2002

Annual Meeting
April 10, 2002



INVESTOR RELATIONS
CONTACT

Stuttgart:
Phone    (+49) 711 17 92286/92261/95277
Fax      (+49) 711 17 94075/94109

New York:
Phone    (+1) 212 909 9081
Fax      (+1) 212 909 9085

Auburn Hills:
Phone    (+1) 248 512 2950
Fax      (+1) 248 512 2912


CONCEPT AND CONTENT:
DaimlerChrysler AG,
Investor Relations


This report and some additional information on DaimlerChrysler is available on the Internet at:
www.DaimlerChrysler.com


This report has been printed on environmentally friendly paper.

                              DaimlerChrysler

                              DaimlerChrysler AG
                              Stuttgart, Germany
                              Auburn Hills, USA
                              www.daimlerchrysler.com

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                        Three Months Ended September 30,
                                                                  ----------------------------------------------
                                                                                  CONSOLIDATED
                                                                  ----------------------------------------------
                                                                   2001
                                                                  (Note 1)             2001               2000
                                                                  --------           --------           --------
   Revenues ............................................          $ 32,743       [EURO]35,985       [EURO]37,161
   Cost of sales .......................................           (26,967)           (29,637)           (31,237)
                                                                  --------           --------           --------
GROSS MARGIN ...........................................             5,776              6,348              5,924
   Selling, administrative and other expenses ..........            (3,875)            (4,258)            (4,384)
   Research and development ............................            (1,326)            (1,457)            (1,506)
   Other income ........................................                90                 98                202
   Turnaround plan expenses - Chrysler Group ...........                 -                  -                  -
                                                                  --------           --------           --------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................               665                731                236
   Financial income (expense), net .....................               407                447               (109)
                                                                  --------           --------           --------
INCOME (LOSS) BEFORE INCOME TAXES ......................             1,072              1,178                127
   Income taxes ........................................              (256)              (281)               (54)
   Minority interests ..................................                 5                  5                (25)
                                                                  --------           --------           --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE ...........               821                902                 48
  Extraordinary item: Gains on disposals of businesses,
    net of taxes .......................................                 -                  -              3,065
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    EITF 99-20, net of taxes ...........................                 -                  -                (99)
                                                                  --------           --------           --------
NET INCOME (LOSS) ......................................               821                902              3,014
                                                                  ========           ========           ========

EARNINGS PER SHARE (IN $ AND [EURO], RESPECTIVELY)
   Basic earnings per share
      Income before extraordinary item and cumulative
       effect of a change in accounting principle ......              0.82               0.90               0.05
      Extraordinary item ...............................                 -                  -               3.06
      Cumulative effect of a change in
       accounting principle ............................                 -                  -              (0.10)
                                                                  --------           --------           --------
      Net income .......................................              0.82               0.90               3.01
                                                                  ========           ========           ========
   Diluted earnings per share
      Income before extraordinary item and cumulative
       effect of a change in accounting principle ......              0.82               0.90               0.05
      Extraordinary item ...............................                 -                  -               3.02
      Cumulative effect of a change in
       accounting principle ............................                 -                  -              (0.10)
                                                                  --------           --------           --------
      Net income .......................................              0.82               0.90               2.97
                                                                  ========           ========           ========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)


                                                                                Three Months Ended September 30,
                                                                  -------------------------------------------------------------
                                                                     INDUSTRIAL BUSINESS                  FINANCIAL SERVICES
                                                                  -------------------------           -------------------------
                                                                    2001             2000              2001              2000
                                                                  -------           -------           -------           -------
   Revenues ............................................     [EURO]31,878      [EURO]33,164       [EURO]4,107       [EURO]3,997
   Cost of sales .......................................          (25,959)          (27,116)           (3,678)           (4,121)
                                                                  -------           -------           -------           -------
GROSS MARGIN ...........................................            5,919             6,048               429              (124)
   Selling, administrative and other expenses ..........           (3,924)           (4,033)             (334)             (351)
   Research and development ............................           (1,457)           (1,506)                -                 -
   Other income ........................................               94               161                 4                41
   Turnaround plan expenses - Chrysler Group ...........                -                 -                 -                 -
                                                                  -------           -------           -------           -------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................              632               670                99              (434)
   Financial income (expense), net .....................              440              (112)                7                 3
                                                                  -------           -------           -------           -------
INCOME (LOSS) BEFORE INCOME TAXES ......................            1,072               558               106              (431)
   Income taxes ........................................             (303)             (249)               22               195
   Minority interests ..................................                5               (24)                -                (1)
                                                                  -------           -------           -------           -------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE ...........              774               285               128              (237)

  Extraordinary item: Gains on disposals of businesses,
    net of taxes .......................................                -             3,065                 -                 -
  Cumulative effect of a change in accounting principle:
    transition adjustment resulting from adoption of
    EITF 99-20, net of taxes ...........................                -                 -                 -               (99)
                                                                  -------           -------           -------           -------
NET INCOME (LOSS) ......................................              774             3,350               128              (336)
                                                                  =======           =======           =======           =======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


          UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                                                            Nine Months Ended September 30,
                                                                  -------------------------------------------------
                                                                                    CONSOLIDATED
                                                                  -------------------------------------------------
                                                                    2001
                                                                  (Note 1)              2001                2000
                                                                  ---------           ---------           ---------
   Revenues ............................................          $ 102,786       [EURO]112,964       [EURO]121,862
   Cost of sales .......................................            (86,120)            (94,648)            (99,725)
                                                                  ---------           ---------           ---------
GROSS MARGIN ...........................................             16,666              18,316              22,137
   Selling, administrative and other expenses ..........            (12,033)            (13,224)            (12,969)
   Research and development ............................             (4,001)             (4,397)             (4,525)
   Other income ........................................                610                 671                 858
   Turnaround plan expenses - Chrysler Group ...........             (2,772)             (3,047)                  -
                                                                  ---------           ---------           ---------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................             (1,530)             (1,681)              5,501
   Financial income, net ...............................                278                 306                 227
                                                                  ---------           ---------           ---------
INCOME (LOSS) BEFORE INCOME TAXES ......................             (1,252)             (1,375)              5,728
   Income taxes ........................................                581                 638              (2,216)
   Minority interests ..................................                 12                  13                 (23)
                                                                  ---------           ---------           ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES ..........               (659)               (724)              3,489
  Extraordinary item: Gains on disposals of businesses,
    net of taxes .......................................                  -                   -               3,065
  Cumulative effects of changes in accounting
    principles: transition adjustments resulting from
    adoption of SFAS 133 and EITF 99-20, net of taxes ..                  -                   -                 (87)
                                                                  ---------           ---------           ---------
NET INCOME (LOSS) ......................................               (659)               (724)              6,467
                                                                  =========           =========           =========

EARNINGS (LOSS) PER SHARE (IN $ AND [EURO] RESPECTIVELY)
   Basic earnings (loss) per share
      Income (loss) before extraordinary item and
       cumulative effects of changes in accounting
       principles ......................................              (0.66)              (0.72)               3.48
      Extraordinary item ...............................                  -                   -                3.06
      Cumulative effects of changes in
       accounting principles ...........................                  -                   -               (0.09)
                                                                  ---------           ---------           ---------
      Net income (loss) ................................              (0.66)              (0.72)               6.45
                                                                  =========           =========           =========
   Diluted earnings (loss) per share
      Income (loss) before extraordinary item and
       cumulative effects of changes in accounting
       principles ......................................              (0.66)              (0.72)               3.46
      Extraordinary item ...............................                  -                   -                3.02
      Cumulative effects of changes in
       accounting principles ...........................                  -                   -               (0.09)
                                                                  ---------           ---------           ---------
      Net income (loss) ................................              (0.66)              (0.72)               6.39
                                                                  =========           =========           =========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)


                                                                                Nine Months Ended September 30,
                                                                  -------------------------------------------------------------
                                                                     INDUSTRIAL BUSINESS                 FINANCIAL SERVICES
                                                                  -------------------------           -------------------------
                                                                    2001              2000             2001               2000
                                                                  -------           -------           -------           -------
   Revenues ............................................    [EURO]100,484     [EURO]110,898      [EURO]12,480      [EURO]10,964
   Cost of sales .......................................          (83,448)          (89,502)          (11,200)          (10,223)
                                                                  -------           -------           -------           -------
GROSS MARGIN ...........................................           17,036            21,396             1,280               741
   Selling, administrative and other expenses ..........          (12,251)          (12,033)             (973)             (936)
   Research and development ............................           (4,397)           (4,525)                -                 -
   Other income ........................................              637               772                34                86
   Turnaround plan expenses - Chrysler Group ...........           (3,047)                -                 -                 -
                                                                  -------           -------           -------           -------
INCOME (LOSS) BEFORE FINANCIAL INCOME ..................           (2,022)            5,610               341              (109)
   Financial income, net ...............................              291               220                15                 7
                                                                  -------           -------           -------           -------
INCOME (LOSS) BEFORE INCOME TAXES ......................           (1,731)            5,830               356              (102)
   Income taxes ........................................              627            (2,327)               11               111
   Minority interests ..................................               14               (22)               (1)               (1)
                                                                  -------           -------           -------           -------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND CUMULATIVE
  EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES ..........           (1,090)            3,481               366                 8
  Extraordinary item: Gains on disposals of businesses,
    net of taxes .......................................                -             3,065                 -                 -
  Cumulative effects of changes in accounting
    principles: transition adjustments resulting from
    adoption of SFAS 133 and EITF 99-20, net of taxes ..                -                10                 -               (97)
                                                                  -------           -------           -------           -------
NET INCOME (LOSS) ......................................           (1,090)            6,556               366               (89)
                                                                  =======           =======           =======           =======



     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)


                                                                        CONSOLIDATED
                                                        -----------------------------------------------
                                                              At September 30,          At December 31,
                                                        --------------------------            2000
                                                          2001              2001
                                                        (Note 1)
                                                        --------          --------          --------
                                                               (unaudited)
ASSETS
    Intangible assets ........................          $  2,480       [EURO]2,726       [EURO]3,113
    Property, plant and equipment, net .......            36,757            40,397            40,145
    Investments and long-term financial assets            10,389            11,418            12,107
    Equipment on operating leases, net .......            32,558            35,781            33,714
                                                        --------          --------          --------
  FIXED ASSETS ...............................            82,184            90,322            89,079
                                                        --------          --------          --------
    Inventories ..............................            16,551            18,190            16,283
    Trade receivables ........................             6,351             6,980             7,995
    Receivables from financial services ......            47,159            51,829            48,673
    Other receivables ........................            14,384            15,808            14,396
    Securities ...............................             3,009             3,307             5,378
    Cash and cash equivalents ................             8,581             9,431             7,127
                                                        --------          --------          --------
  NON-FIXED ASSETS ...........................            96,035           105,545            99,852
                                                        --------          --------          --------
  DEFERRED TAXES .............................             2,570             2,825             2,436
                                                        --------          --------          --------
  PREPAID EXPENSES ...........................             7,414             8,147             7,907
                                                        --------          --------          --------
  TOTAL ASSETS ...............................           188,203           206,839           199,274
                                                        ========          ========          ========


LIABILITIES AND STOCKHOLDERS' EQUITY
    Capital stock ............................          $  2,374       [EURO]2,609       [EURO]2,609
    Additional paid-in capital ...............             6,630             7,286             7,286
    Retained earnings ........................            24,002            26,379            29,461
    Accumulated other comprehensive income ...             2,052             2,255             3,053
    Treasury stock ...........................                 -                 -                 -
                                                        --------          --------          --------
  STOCKHOLDERS' EQUITY .......................            35,058            38,529            42,409
                                                        --------          --------          --------
  MINORITY INTERESTS .........................               407               447               519
                                                        --------          --------          --------
  ACCRUED LIABILITIES ........................            34,614            38,042            36,441
                                                        --------          --------          --------
    Financial liabilities ....................            83,386            91,643            84,783
    Trade liabilities ........................            14,370            15,793            15,257
    Other liabilities ........................             9,044             9,940             9,621
                                                        --------          --------          --------
  LIABILITIES ................................           106,800           117,376           109,661
                                                        --------          --------          --------
  DEFERRED TAXES .............................             5,218             5,735             5,480
                                                        --------          --------          --------
  DEFERRED INCOME ............................             6,106             6,710             4,764
                                                        --------          --------          --------
  TOTAL LIABILITIES ..........................           153,145           168,310           156,865
                                                        --------          --------          --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .           188,203           206,839           199,274
                                                        ========          ========          ========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)


                                                          INDUSTRIAL BUSINESS               FINANCIAL SERVICES
                                                    ------------------------------     -----------------------------
                                                          At               At                At              At
                                                    September 30,     December 31,     September 30,    December 31,
                                                         2001             2000              2001            2000
                                                       --------         --------         --------        --------
                                                              (unaudited)                      (unaudited)
ASSETS
    Intangible assets .........................     [EURO]2,524      [EURO]2,907        [EURO]202       [EURO]206
    Property, plant and equipment, net ........          40,307           40,043               90             102
    Investments and long-term financial assets           10,392           10,967            1,026           1,140
    Equipment on operating leases, net ........           3,810            3,047           31,971          30,667
                                                       --------         --------         --------        --------
  FIXED ASSETS ................................          57,033           56,964           33,289          32,115
                                                       --------         --------         --------        --------
    Inventories ...............................          16,858           15,333            1,332             950
    Trade receivables .........................           6,601            7,617              379             378
    Receivables from financial services .......              26               30           51,803          48,643
    Other receivables .........................           7,306            6,414            8,502           7,982
    Securities ................................           2,694            4,195              613           1,183
    Cash and cash equivalents .................           8,728            6,445              703             682
                                                       --------         --------         --------        --------
  NON-FIXED ASSETS ............................          42,213           40,034           63,332          59,818
                                                       --------         --------         --------        --------
  DEFERRED TAXES ..............................           2,748            2,350               77              86
                                                       --------         --------         --------        --------
  PREPAID EXPENSES ............................           8,030            7,782              117             125
                                                       --------         --------         --------        --------
  TOTAL ASSETS ................................         110,024          107,130           96,815          92,144
                                                       ========         ========         ========        ========


LIABILITIES AND STOCKHOLDERS' EQUITY
  STOCKHOLDERS' EQUITY ........................    [EURO]29,032     [EURO]35,825      [EURO]9,497     [EURO]6,584
                                                       --------         --------         --------        --------
  MINORITY INTERESTS ..........................             433              506               14              13
                                                       --------         --------         --------        --------
  ACCRUED LIABILITIES .........................          37,282           35,772              760             669
                                                       --------         --------         --------        --------
    Financial liabilities .....................          16,594            9,508           75,049          75,275
    Trade liabilities .........................          15,532           14,875              261             382
    Other liabilities .........................           7,161            7,068            2,779           2,553
                                                       --------         --------         --------        --------
  LIABILITIES .................................          39,287           31,451           78,089          78,210
                                                       --------         --------         --------        --------
  DEFERRED TAXES ..............................          (1,386)            (639)           7,121           6,119
                                                       --------         --------         --------        --------
  DEFERRED INCOME .............................           5,376            4,215            1,334             549
                                                       --------         --------         --------        --------
  TOTAL LIABILITIES ...........................          80,992           71,305           87,318          85,560
                                                       --------         --------         --------        --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..         110,024          107,130           96,815          92,144
                                                       ========         ========         ========        ========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)


                                                                            Nine Months Ended September 30,
                                                                    ----------------------------------------------
                                                                                     CONSOLIDATED
                                                                    ----------------------------------------------
                                                                     2001
                                                                    (Note 1)             2001               2000
                                                                    --------           --------           --------
Net income (loss) ........................................          $   (659)        [EURO](724)       [EURO]6,467
Income (loss) applicable to minority interests ...........               (12)               (13)                23
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Gains on disposals of businesses .....................              (469)              (515)            (2,980)
    Depreciation and amortization of equipment on
      operating leases ...................................             4,764              5,236              4,697
    Depreciation and amortization of fixed assets ........             4,654              5,115              5,280
    Change in deferred taxes .............................              (582)              (640)             1,613
    Equity (income) loss from associated companies .......                58                 64                (31)
    Cumulative effects of changes in accounting principles                 -                  -                 87
    Change in financial instruments ......................              (465)              (511)              (545)
    (Gains) losses on disposals of fixed assets/securities              (564)              (620)              (400)
    Change in trading securities .........................                68                 75                 50
    Change in accrued liabilities ........................             1,181              1,298               (443)
    Turnaround plan expenses - Chrysler Group ............             2,772              3,047                  -
    Turnaround plan payments - Chrysler Group ............              (220)              (242)                 -
    Changes in other operating assets and liabilities:
      - inventories, net .................................            (2,287)            (2,514)            (1,854)
      - trade receivables ................................                 2                  2               (881)
      - trade liabilities ................................             1,025              1,126              1,321
      - other assets and liabilities .....................             1,579              1,735              1,771
                                                                    --------           --------           --------
CASH PROVIDED BY OPERATING ACTIVITIES ....................            10,845             11,919             14,175
                                                                    --------           --------           --------

Purchases of fixed assets:
 - Increase in equipment on operating leases .............           (12,784)           (14,050)           (14,852)
 - Purchases of property, plant and equipment ............            (6,132)            (6,739)            (7,632)
 - Purchases of other fixed assets .......................              (225)              (247)              (343)
Proceeds from disposals of equipment on operating leases .             7,710              8,473              6,551
Proceeds from disposals of fixed assets ..................               442                486                321
Payments for investments in businesses ...................              (632)              (695)            (1,815)
Proceeds from disposals of businesses ....................             1,059              1,164                 98
Change in cash from exchange of business .................                 -                  -             (2,283)
(Increase) decrease in receivables from financial
    services, net ........................................            (3,053)            (3,355)           (11,946)
(Acquisition) disposition of securities (other than
    trading), net ........................................             1,638              1,800             (1,894)
Change in other cash .....................................               (13)               (14)               798
                                                                    --------           --------           --------
CASH USED FOR INVESTING ACTIVITIES .......................           (11,990)           (13,177)           (32,997)
                                                                    --------           --------           --------

Change in financial liabilities (including amounts for
    commercial paper borrowings, net of [EURO](12,984)
    ($(11,814)) and [EURO]2,394 in 2001 and 2000,
    respectively) ........................................             5,427              5,964             16,415
Dividends paid (incl. profit transferred from
    subsidiaries) ........................................            (2,153)            (2,366)            (2,372)
Proceeds from issuance of capital stock (incl. minority
    interests) ...........................................                45                 49                 86
Purchase of treasury stock ...............................               (43)               (47)               (76)
                                                                    --------           --------           --------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .........             3,276              3,600             14,053
                                                                    --------           --------           --------

Effect of foreign exchange rate changes on cash and cash
    equivalents (maturing within 3 months) ...............               (23)               (25)               593
                                                                    --------           --------           --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
    (MATURING WITHIN 3 MONTHS) ...........................             2,108              2,317             (4,176)
                                                                    --------           --------           --------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...............................             6,444              7,082              8,761
                                                                    --------           --------           --------
    AT END OF PERIOD .....................................             8,552              9,399              4,585
                                                                    ========           ========           ========


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES

                                  (IN MILLIONS)


                                                                            Nine Months Ended September 30,
                                                                -------------------------------------------------------------
                                                                  INDUSTRIAL BUSINESS                 FINANCIAL SERVICES
                                                                ------------------------------  -----------------------------
                                                                 2001              2000              2001              2000
                                                                -------           -------           -------           -------
Net income (loss) ....................................     [EURO](1,089)      [EURO]6,556         [EURO]365         [EURO](89)
Income (loss) applicable to minority interests .......              (14)               22                 1                 1
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Gains on disposals of businesses .................             (509)           (2,980)               (6)                -
    Depreciation and amortization of equipment on
      operating leases ...............................              242               117             4,994             4,580
    Depreciation and amortization of fixed assets ....            5,054             5,229                61                51
    Change in deferred taxes .........................           (1,550)              954               910               659
    Equity (income) loss from associated companies ...               77               (66)              (13)               35
    Cumulative effects of changes in accounting
    principles .......................................                -               (10)                -                97
    Change in financial instruments ..................             (438)             (541)              (73)               (4)
    (Gains) losses on disposals of fixed
      assets/securities ..............................             (619)             (399)               (1)               (1)
    Change in trading securities .....................               82                50                (7)                -
    Change in accrued liabilities ....................            1,233              (399)               65               (44)
    Turnaround plan expenses - Chrysler Group ........            3,047                 -                 -                 -
    Turnaround plan payments - Chrysler Group ........             (242)                -                 -                 -
    Changes in other operating assets and liabilities:
      - inventories, net .............................           (2,263)           (1,751)             (251)             (103)
      - trade receivables ............................               (4)             (897)                6                16
      - trade liabilities ............................            1,249             1,331              (123)              (10)
      - other assets and liabilities .................              149             1,498             1,586               273
                                                                -------           -------           -------           -------
CASH PROVIDED BY OPERATING ACTIVITIES ................            4,405             8,714             7,514             5,461
                                                                -------           -------           -------           -------

Purchases of fixed assets:
 - Increase in equipment on operating leases .........           (3,249)           (2,866)          (10,801)          (11,986)
 - Purchases of property, plant and equipment ........           (6,698)           (7,604)              (41)              (28)
 - Purchases of other fixed assets ...................             (187)             (310)              (60)              (33)
Proceeds from disposals of equipment on operating
    leases ...........................................            3,598             2,863             4,875             3,688
Proceeds from disposals of fixed assets ..............              434               300                52                21
Payments for investments in businesses ...............             (677)           (1,716)              (18)              (99)
Proceeds from disposals of businesses ................            1,012                85               152                13
Change in cash from exchange of business .............                -            (2,283)                -                 -
(Increase) decrease in receivables from financial
    services, net ....................................              226              (204)           (3,581)          (11,742)
(Acquisition) disposition of securities (other than
    trading), net ....................................            1,167            (1,304)              633              (590)
Change in other cash .................................              153               557              (167)              241
                                                                -------           -------           -------           -------
CASH USED FOR INVESTING ACTIVITIES ...................           (4,221)          (12,482)           (8,956)          (20,515)
                                                                -------           -------           -------           -------

Change in financial liabilities ......................            4,523             1,588             1,441            14,827
Dividends paid (incl. profit transferred from
    subsidiaries) ....................................           (2,362)           (2,371)               (4)               (1)
Proceeds from issuance of capital stock (incl.
    minority interests) ..............................               30               (96)               19               182
Purchase of treasury stock ...........................              (47)              (76)                -                 -
                                                                -------           -------           -------           -------
CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES .....            2,144              (955)            1,456            15,008
                                                                -------           -------           -------           -------

Effect of foreign exchange rate changes on cash and
    cash equivalents (maturing within 3 months) ......              (32)              523                 7                70
                                                                -------           -------           -------           -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

    (MATURING WITHIN 3 MONTHS) .......................            2,296            (4,200)               21                24
                                                                -------           -------           -------           -------
CASH AND CASH EQUIVALENTS (MATURING WITHIN 3 MONTHS)
    AT BEGINNING OF PERIOD ...........................            6,400             7,859               682               902
                                                                -------           -------           -------           -------
    AT END OF PERIOD .................................            8,696             3,659               703               926
                                                                =======           =======           =======           =======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


1.  PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The condensed consolidated financial statements of DaimlerChrysler AG and subsidiaries ("DaimlerChrysler" or the "Group") have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"). All amounts herein are shown in millions of euros ("[EURO]") and as of and for the three and nine months ended September 30, 2001, are also presented in millions of U.S. dollars ("$"), the latter being presented solely for the convenience of the reader, which is converted at the rate of [EURO]1= $0.9099, the Noon Buying Rate of the Federal Reserve Bank of New York on September 28, 2001.

    Certain prior period balances have been reclassified to conform with the Group's current period presentation.

    The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 2000 consolidated financial statements and notes included in the Group's 2000 Annual Report on Form 20-F.

    Preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to current economic conditions and recent events, it is possible that these conditions and events could have a significant effect on such estimates made by management.

    To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's industrial and financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's industrial or financial services business activities. Transactions between the Group's industrial and financial businesses principally represent intercompany sales of products, intercompany borrowings and related interest, and other support under special vehicle financing programs. The effects of transactions between the industrial and financial services businesses have been eliminated within the industrial business columns.

    For the Group's subsidiaries in Germany, depreciation expense for property, plant and equipment placed in service before January 1, 2001 is being recognized either using the straight-line method or the declining balance method until the straight-line method yields larger expenses. Property, plant and equipment placed in service at these companies after December 31, 2000 is depreciated using the straight-line method of depreciation. This change in accounting principle for new additions beginning January 1, 2001 was made to reflect improvements in the design and flexibility of manufacturing machinery and equipment and improvements in maintenance practices. These improvements have resulted in more uniform productive capacities and maintenance costs over the useful life of an asset, and straight-line depreciation is preferable in these circumstances. The effect of this change was not significant for the three and nine months ended September 30, 2001.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    In 2000, the Emerging Issues Task Force reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." The Issue requires that an entity recognizes a sales incentive at the latter of (1) the date at which the related revenue is recorded by the entity or (2) the date at which the sales incentive is offered. The Issue also requires that when recognized, the reduction in or refund of the selling price of the product or service resulting from any cash sales incentive should be classified as a reduction of revenue. If the sales incentive is a free product or service delivered at the time of sale, the cost of the free product or service should be classified as cost of sales. The consensus reached in the Issue was effective for DaimlerChrysler in its financial statements beginning April 1, 2001. Adoption of Issue 00-14 did not have a material impact on the Group's consolidated financial statements.

    In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a Replacement of FASB Statement No. 125." This statement revises the standards of accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 was effective for transactions occurring after March 31, 2001. Adoption of this standard did not have a material effect on the Group's consolidated financial statements.

    In July 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

    DaimlerChrysler is required to adopt the provisions of SFAS 141 and SFAS 142 on January 1, 2002, with the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001. Early adoption and retroactive application of these Standards are not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until December 31, 2001.

    SFAS 141 requires the Group to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. Upon adoption of SFAS 142, the Group is required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by March 31, 2002.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    In connection with the transitional impairment evaluation, SFAS 142 requires DaimlerChrysler to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, DaimlerChrysler must (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. This second step is required to be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in the Group's statement of income (loss). Because of the extensiveness of the efforts needed to comply, it is not practicable to reasonably estimate the impact of the adoption of these Statements is expected to have on the Group's financial statements.

    In June 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset's useful life. The Group expects to adopt SFAS 143 on January 1, 2003. DaimlerChrysler is currently determining the impact of the adoption of SFAS 143.

    In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Group will adopt SFAS 144 on January 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Group's financial statements.

2.  TURNAROUND PLAN FOR THE CHRYSLER GROUP

    The DaimlerChrysler Supervisory Board approved a multi-year turnaround plan for the Chrysler Group in February 2001. Key initiatives for the turnaround plan over the period 2001 through 2003 include a workforce reduction of 26,000 and an elimination of excess capacity. The workforce reduction is being achieved through retirements, special programs, attrition and layoffs. The reduction affects represented and non-represented hourly and salary employees and is expected to be approximately 75 percent complete in 2001. To eliminate excess

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


capacity, the Chrysler Group is idling or closing certain manufacturing plants, eliminating shifts and reducing line speeds at certain manufacturing facilities, and adjusting volumes at component, stamping and powertrain facilities.

    The charge recorded for the plan in the nine months ended September 30, 2001 was [EURO]3,047 million ([EURO]1,932 million net of taxes) and is presented as a separate line item on the accompanying consolidated statement of income (loss) ([EURO]2,521 million and [EURO]526 million would have otherwise been reflected in cost of sales and selling, administrative and other expenses, respectively).

    The pretax amounts consisted of the following (in millions of[EURO]):


                                     Workforce      Asset        Other
                                     reductions   write-downs    costs     Total
                                     ----------------------------------------------

RESERVE BALANCE JANUARY 1, 2001 ..          -           -           -           -
New charges ......................      1,403         836         808       3,047
Payments .........................       (100)          -         (63)       (163)
Amount charged against assets ....       (374)       (836)        (31)     (1,241)
Currency translation adjustment ..         79           -          61         140
                                     ----------------------------------------------
RESERVE BALANCE JUNE 30, 2001 ....      1,008           -         775       1,783
                                     ==============================================
New charges ......................          -           -           -           -
Payments .........................        (54)          -         (25)        (79)
Amount charged against assets ....        (48)          -          (1)        (49)
Currency translation adjustment ..        (76)          -         (57)       (133)
                                     ----------------------------------------------
RESERVE BALANCE SEPTEMBER 30, 2001        830           -         692       1,522
                                     ==============================================

    Workforce reduction charges relate to early retirement incentive programs ([EURO]467 million) and involuntary severance benefits ([EURO]936 million). The voluntary early retirement programs, accepted by 7,186 employees as of September 30, 2001, are formula driven based on salary levels, age and past service. In addition, 7,808 employees were involuntarily affected by the plan. The amount of involuntary severance benefits paid and charged against the liability in the nine months ended September 30, 2001 was [EURO]94 million.

    As a result of the planned idling or closure of manufacturing facilities, the carrying values of the assets held for use at these plants were determined to be impaired as the identifiable, undiscounted future cash flows from the operation of such assets were less than their respective carrying values. In accordance with the provisions of SFAS 121, the Chrysler Group recorded an impairment charge of [EURO]836 million. The impairment charge represents the amount by which the carrying values of the property, plant, equipment and tooling exceeded their respective fair market values as determined by third party appraisals or comparative market analyses developed by the Chrysler Group.

    Other costs primarily include supplier contract cancellation costs.

    Other key initiatives of the plan include additional cost reduction and revenue enhancing measures. Specifically, in an effort to reduce costs, suppliers are being requested to voluntarily reduce the prices charged for materials and

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


services by 5% effective January 1, 2001 and to work closely with the Chrysler Group to identify an additional 10% cost improvement over the period 2001 through 2002. Under the revenue enhancement measures of the turnaround plan, certain dealer programs were replaced with a new performance-based incentive program under which dealers may earn cash payments based on levels of achievement compared to pre-assigned monthly retail sales objectives.

    The Chrysler Group expects the actions of the turnaround plan to generate additional benefits through annual savings and profit improvements of [EURO]3.3 billion in 2001, positively impacting revenues and reducing variable and fixed costs within cost of sales and selling, administrative and other expenses. In 2001, the favorable cash impacts of the turnaround plan are expected to total [EURO]2.6 billion, net of related cash payments of [EURO]0.7 billion. The Chrysler Group estimates that the pre-tax charges for actions currently identified for 2002 will amount to [EURO]0.3 billion.

3.  ACQUISITIONS AND DISPOSITIONS

    In August 2000, DaimlerChrysler signed a sale and purchase agreement with the Canadian company Bombardier Inc. for the sale of DaimlerChrysler Rail Systems GmbH ("Adtranz"), for cash consideration. With the closing of the transaction on April 30, 2001, control over the operations of Adtranz was transferred to Bombardier on May 1, 2001. Accordingly, the operating results of Adtranz are included in the consolidated financial statements of DaimlerChrysler through April 30, 2001. The sales price of $725 million was adjusted to reflect the proceeds from the disposal of Adtranz' fixed installations business. As of September 30, 2001, proceeds of $525 million have been received and a further $200 million are secured by a bank guarantee on first demand. DaimlerChrysler and Bombardier Inc. are of different opinion regarding the possibility of further adjustments to the sales price. Due to uncertainties with respect to the ultimate consideration to be received, the Group has deferred the final accounting for the sale of Adtranz pending resolution of such contingencies.

    In January 2001, the Group sold its remaining 10% interest in debitel AG to Swisscom for net proceeds of [EURO]305 million. The transaction resulted in a gain of [EURO]292 million which is included in financial income (expense), net.

    In April 2001, DaimlerChrysler completed the sale of 60% of the interest in its Automotive Electronics activities to Continental AG for [EURO]398 million, resulting in a pretax gain of [EURO]209 million. The agreements confer on Continental the option to acquire from the Group, and DaimlerChrysler the option to sell to Continental, the Group's remaining 40% interest in the Automotive Electronics activities. The DaimlerChrysler option is exercisable from March 31, 2002 through August 1, 2004. The Continental option is exercisable from October 31, 2004 through November 1, 2005. The price for the remaining 40% interest ranges from [EURO]225 million to [EURO]235 million, depending upon when the option is exercised and various other factors. DaimlerChrysler accounts for the remaining interest in its Automotive Electronics activities using the equity method subsequent to the sale.

    In June 2001, Volvo AB transferred its 3.3% interest in Mitsubishi Motors Corporation ("MMC"), plus its operational contracts with MMC, to DaimlerChrysler for $297 million ([EURO]343 million). DaimlerChrysler now holds a 37.3% interest in MMC.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


4.  FINANCIAL INCOME

    In July 2001, the European Aeronautic Defence and Space Company ("EADS"), a 33% owned equity method investment of the Group, created a new company called Airbus SAS and contributed all of its Airbus activities into the new company for a 100% ownership interest. Also in July 2001, Airbus SAS issued new shares to BAe Systems in exchange for all of its Airbus activities. As a result of this transaction, EADS' ownership interest in Airbus SAS, which is consolidated by EADS, was diluted to 80%. DaimlerChrysler recognized under U.S. GAAP its proportionate share of the gain resulting from the formation of Airbus SAS in the amount of [EURO]646 million in financial income.

5.  CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

    DaimlerChrysler elected to adopt SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2000. Upon adoption of this Statement, DaimlerChrysler recorded a net transition adjustment gain of [EURO]12 million (net of income tax expense of [EURO]5 million) in the statement of income (loss) and a net transition adjustment loss of [EURO]349 million (net of income tax benefit of [EURO]367 million) in accumulated other comprehensive income.

    As of July 1, 2000, DaimlerChrysler adopted Emerging Issues Task Force Issue No. 99-20 ("EITF 99-20"), "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 specifies how a transferor that retains an interest in a securitization transaction, or an enterprise that purchases a beneficial interest, should account for interest income and impairment. The cumulative effect of adopting EITF 99-20 was an after-tax charge of [EURO]99 (net of income tax benefits of [EURO]58).

6.  INVENTORIES

    Inventories are comprised of the following (in millions of[EURO]):


                                                      At September 30,  At December 31,
                                                            2001            2000
                                                      ---------------- ----------------
Raw materials and manufacturing supplies .........    [EURO]2,633     [EURO]2,495
Work-in-process ..................................          3,475           5,232
Finished goods, parts and products held for resale         12,529          10,726
Advance payments to suppliers ....................             50             309
                                                          -------         -------
                                                           18,687          18,762
Less: Advance payments received ..................           (497)         (2,479)
                                                          -------         -------
                                                           18,190          16,283
                                                          =======         =======

7.  CASH AND CASH EQUIVALENTS

    As of September 30, 2001 and December 31, 2000, cash and cash equivalents include [EURO]32 million and [EURO]45 million, respectively, of deposits with original maturities of more than three months.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


8.  STOCKHOLDERS' EQUITY

    The changes in stockholders' equity for the nine months ended September 30, 2001 follow (in millions of [EURO]):


                                                                        Accumulated other
                                                                       comprehensive income
                                                           -----------------------------------------------
                                       Additional          Cumulative   Available-  Derivative    Minimum
                              Capital   paid-in  Retained  translation   for-sale    financial    pension   Treasury
                               stock    capital  earnings  adjustment   securities  instruments  liability    stock   Total
                              -----------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 2001       2,609     7,286   29,461    3,285        198         (408)       (22)          -    42,409
Comprehensive loss:
  Net loss ..................        -         -     (724)       -          -            -          -           -      (724)
  Other comprehensive loss...        -         -        -      (76)      (418)        (304)         -           -      (798)
                                                                                                                    -------
  Total comprehensive loss                                                                                           (1,522)
Purchase of capital stock ...        -         -        -        -          -            -          -         (47)      (47)
Re-issuance of capital stock         -         -        -        -          -            -          -          47        47
Dividends ...................        -         -   (2,358)       -          -            -          -           -    (2,358)
                              -----------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2001    2,609     7,286   26,379    3,209       (220)        (712)       (22)          -    38,529
                              ===============================================================================================

    Total comprehensive income (loss) of the Group for the three months ended September 30, 2001 and the three- and nine-month periods ended September 30, 2000 was [EURO](950) million, [EURO]4,849 million and [EURO]8,832 million, respectively.

    During the nine-month period ended September 30, 2001, DaimlerChrysler purchased and re-issued approximately 0.9 million of its Ordinary Shares in connection with an employee share purchase plan.

    DaimlerChrysler is authorized through October 11, 2002 to acquire treasury stock for certain defined purposes up to a maximum nominal amount of [EURO]260 million of capital stock, representing approximately 10% of issued and outstanding capital stock.

9.  STOCK-BASED COMPENSATION

    In April 2000, the Group's shareholders approved a stock option plan which provides for the granting of stock options for the purchase of DaimlerChrysler Ordinary Shares to eligible employees. Options granted under this stock option plan are exercisable at a reference price per DaimlerChrysler Ordinary Share determined by the Supervisory Board plus a 20% premium. The options become exercisable in equal installments on the second and third anniversaries from the date of grant. All unexercised options expire ten years from the date of grant. If the market price per DaimlerChrysler Ordinary Share on the date of exercise is at least 20% higher than the reference price, the holder is entitled to receive a cash payment equal to the original exercise premium of 20%.

    In May 2000, certain shareholders challenged the approval of this stock option plan at the stockholders' meeting on April 19, 2000. In October 2000, a regional court in Stuttgart (the Landgericht) dismissed the case and a higher court in Stuttgart (the Oberlandesgericht) dismissed an appeal in June 2001. The shareholders appealed these decisions (a Revision) to the Bundesgerichtshof in July 2001.

    During the nine months ended September 30, 2001, the Group issued 18.7 million options at a reference price of [EURO]55.80.

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


10. ACCRUED LIABILITIES

    Accrued liabilities are comprised of the following (in millions of [EURO]):


                                        At September 30,  At December 31,
                                              2001             2000
                                        ----------------  ---------------
Pension plans and similar obligations    [EURO]11,368    [EURO]11,151
Income and other taxes ..............           1,610           2,192
Other accrued liabilities ...........          25,064          23,098
                                               ------          ------
                                               38,042          36,441
                                               ======          ======

11. SEGMENT REPORTING

    In the first quarter of 2001, DaimlerChrysler reorganized certain of its operating segments. Due to the exchange of the Group's controlling interest in DaimlerChrysler Aerospace for an equity method investment in EADS in July 2000, the remaining businesses in the Aerospace segment and the investment in EADS were transferred to the Other segment. With the formation of the Powersystems business unit in January 2001, the operations of MTU/Diesel Engines were transferred from the Other segment to the Commercial Vehicles segment. Prior period amounts have been reclassified to conform with the current period basis of presentation.

    Segment information for the three-month periods ended September 30, 2001 and 2000 follows (in millions of [EURO]):


                         Mercedes-Benz
                           Passenger
                             Cars      Chrysler    Commercial                             Elimi-      Consoli-
                            & smart      Group      Vehicles    Services       Other      nations      dated
                            -------     -------     --------    --------      -------     -------      -------
September 30, 2001
  Revenues ...............   10,656      14,446        6,723       3,592          568           -       35,985
  Intersegment sales .....      964         141          394         514           88      (2,101)           -
                            -------     -------      -------     -------      -------     -------      -------
  Total revenues .........   11,620      14,587        7,117       4,106          656      (2,101)      35,985

  Operating Profit (Loss).      807        (267)          18         140          825        (131)       1,392


September 30, 2000
  Revenues ...............   10,029      14,764        6,568       4,042        1,758           -       37,161
  Intersegment sales .....      499         453          174         784            3      (1,913)           -
                            -------     -------      -------     -------      -------     -------      -------
  Total revenues .........   10,528      15,217        6,742       4,826        1,761      (1,913)      37,161

  Operating Profit (Loss).      816        (579)         315        (424)       3,336          (2)       3,462

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


    Segment information for the nine-month periods ended September 30, 2001 and 2000 follows (in millions of [EURO]):


                            Mercedes-Benz
                              Passenger
                                Cars       Chrysler     Commercial                                 Elimi-      Consoli-
                               & smart       Group       Vehicles      Services        Other       nations      dated
                               -------      -------      --------      --------       -------      -------      -------
September 30, 2001
  Revenues ..............       32,879       45,921        19,901        11,106         3,157            -       112,964
  Intersegment sales ....        2,412          529         1,073         1,373           364       (5,751)            -
                              --------     --------      --------      --------      --------     --------      --------
  Total revenues ........       35,291       46,450        20,974        12,479         3,521       (5,751)      112,964

  Operating Profit (Loss)        2,297       (4,905)          (24)          682           734         (208)       (1,424)


September 30, 2000
  Revenues ..............       29,898       51,623        20,634        11,236         8,471            -       121,862
  Intersegment sales ....        1,937          603           780         2,131           151       (5,602)            -
                              --------     --------      --------      --------      --------     --------      --------
  Total revenues ........       31,835       52,226        21,414        13,367         8,622       (5,602)      121,862

  Operating Profit (Loss)        2,160        1,937           979            (9)        3,524          (51)        8,540


    A reconciliation to operating profit (loss) follows (in millions of [EURO]):


                                                              Three months ended       Nine months ended
                                                                 September 30,           September 30,
                                                              ------------------      ------------------
                                                               2001        2000        2001         2000
                                                              ------      ------      ------      ------
Income (loss) before financial income ...................        731         236      (1,681)      5,501
       Pension, postretirement and other benefit expenses
         other than service cost ........................       (118)        (94)       (336)       (186)
       Operating income from affiliated, associated and
         related companies ..............................        759          27         374          60
       Gain on disposals of businesses ..................          -       3,342         292       3,342
       Miscellaneous ....................................         20         (49)        (73)       (177)
                                                              ------      ------      ------      ------
Consolidated operating profit (loss) ....................      1,392       3,462      (1,424)      8,540
                                                              ======      ======      ======      ======

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


12. EARNINGS (LOSS) PER SHARE

    The computation of basic and diluted earnings (loss) per share for "Income
(loss) before extraordinary item and cumulative effects of changes in accounting principles" is as follows (in millions of [EURO] or millions of shares, except earnings per share):


                                                                     Three months ended       Nine months ended
                                                                        September 30,           September 30,
                                                                    -------------------     --------------------
                                                                     2001        2000        2001         2000
                                                                    ------     --------     ------      --------
Income (loss) before extraordinary item and cumulative
   effects of changes in accounting principles - basic ........        902           48       (724)        3,489
   Interest expense on convertible bonds and notes (net of tax)          6            4          -            13
                                                                    ------     --------     ------      --------
Income (loss) before extraordinary item and cumulative
   effects of changes in accounting principles - diluted ......        908           52       (724)        3,502
                                                                    ======     ========     ======      ========


Weighted average number of shares outstanding - basic .........    1,003.3      1,003.3    1,003.2       1,003.1
    Dilutive effect of convertible bonds and notes ............       10.7         10.7          -          10.7
                                                                   -------     --------    -------      --------
Weighted average number of shares outstanding - diluted .......    1,014.0      1,014.0    1,003.2       1,013.8
                                                                   =======     ========    =======      ========

EARNINGS (LOSS) PER SHARE BEFORE EXTRAORDINARY ITEM AND
   CUMULATIVE EFFECTS OF CHANGES IN ACCOUNTING PRINCIPLES

    Basic .....................................................       0.90         0.05      (0.72)         3.48
                                                                    ======     ========     ======      ========
    Diluted ...................................................       0.90         0.05      (0.72)         3.46
                                                                    ======     ========     ======      ========

    For the nine months ended September 30, 2001, convertible bonds and notes were excluded from the computation of diluted loss per share due to their antidilutive effect as a result of the Group's loss before extraordinary item and cumulative effects of changes in accounting principles.

    Options issued in connection with the stock option plan approved in 2000 were not included in the computations of diluted earnings (loss) per share because the options' underlying exercise prices were greater than the average market prices for DaimlerChrysler Ordinary Shares for the periods presented.

13. SUBSEQUENT EVENTS

    In October 2001, DaimlerChrysler agreed, among other things, to exchange its 51.5% interest in Xcellsis GmbH ("Xcellsis"), a company working in the development, production and sales of proton exchange membrane fuel cell engines, and its 17% interest in Ecostar Electric Drive Systems LLC ("Ecostar"), a company working in the development, production and sales of electric drive trains, for additional equity interests in Ballard Power Systems Inc. ("Ballard"). The transaction involving the Group's interests in Xcellsis will occur in two steps - 1.6% of which will be exchanged subsequent to the approvals discussed below and 49.9% of which will be exchanged on or before November 15, 2004. The transaction involving the Group's interest in Ecostar will occur subsequent to the

                       DAIMLERCHRYSLER AG AND SUBSIDIARIES


                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


approvals discussed below. The Group's ownership interest in Ballard will increase to approximately 24% after the transactions, which are subject to approval by a special meeting of Ballard's shareholders and certain government authorities. DaimlerChrysler currently owns 18% of Ballard and accounts for its investment using the equity method.

    In October 2001, the European Commission ("EC") found that
DaimlerChrysler AG infringed EC competition rules relating to car distribution and imposed a fine of approximately [EURO]72 million. DaimlerChrysler AG intends to appeal this decision.

    In October 2001, the DaimlerChrysler board of management approved the general elements of a turnaround plan for its North American truck subsidiary Freightliner LLC. The turnaround plan is designed to return Freightliner to sustainable profitability and comprises four main elements: material cost savings, production cost savings, overhead reductions and improvements to the existing business model. The implementation of the turnaround plan is expected to result in one-time charges in the fourth quarter of 2001, reflecting employee termination benefits and other costs related to decisions taken to exit certain activities.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       DaimlerChrysler AG

                                       By:   /s/ ppa. Robert Koethner
                                             -----------------------------------
                                             Name:  Robert Koethner
                                             Title: Vice President
                                                    Chief Accounting Officer



                                       By:   /s/ i. V. Friedrich Siener
                                             -----------------------------------
                                             Name:   Dr. Friedrich Siener
                                             Title:  Director


Date: October 23, 2001